File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE November 29, 2005

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated December 15, 2005 in connection with the notice of dissolution of a subsidiary (Attached as Exhibit 1)
2. Press release dated December 21, 2005 in connection with the closure of an electrodeposited copper foil factory of Nikko Materials USA, Inc.(Attached as Exhibit 2)
3. Press release dated December 26, 2005 in connection with the comprehensive alliance between Nippon Mining & Metals and Mitsui Mining and Smelting (Attached as Exhibit 3)
4. Press release dated February 10, 2006 in connection with the revision of consolidated business forecast (Attached as Exhibit 4)
5. Press release dated February 10, 2006 in connection with the intra-group transfers of shares in affiliated companies (Attached as Exhibit 5)
6. Press release dated February 10, 2006 in connection with the details of the integration of 3 metal-related subsidiaries (Attached as Exhibit 6)
7. Press release dated February 15, 2006 in connection with the notice of overseas offering of common stock (Attached as Exhibit 7)
8. Press release dated February 16, 2006 in connection with the notice of determination of offering price of common stock (Attached as Exhibit 8)

ENGLISH LANGUAGE DOCUMENTS

9. Press release dated December 5, 2005 in connection with the integration of 3 metal-related subsidiaries of Nippon Mining Group (Attached as Exhibit 9)
10. Consolidated Financial Results for 3Q of the Fiscal Year ending March 31, 2006, dated February 10, 2006 (Attached as Exhibit 10)
11. Press release dated February 22, 2006 in connection with the changes in the management (Attached as Exhibit 11)

3/7

File No.82-34805

Exhibit 1

December 15, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code:	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Notice of Dissolution of a Subsidiary

JAPAN ENERGY CORPORATION (Head office: 2, Toranomon, Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter "JAPAN ENERGY"), a consolidated subsidiary of Nippon Mining Holdings, Inc. (Head office: 2, Toranomon, Minato-ku, Tokyo: President: Yasuyuki Shimizu"; hereafter "the Company") has resolved to dissolve and liquidate NK Curex Co., Ltd. (hereafter "NKC"), its consolidated subsidiary. Details of the resolution are as follows:

Details

1. Background of the decision of dissolution

JAPAN ENERGY has resolved to dissolve NKC, the subsidiary working with Sanwa Kagaku Kenkyusho Co., Ltd. to jointly develop SNK-860, the drug for diabetic neuropathy created by Sanwa Kagaku Kenkyusho, following its decision to terminate the joint development agreement.

2. Outline of NK Curex Co., Ltd.

Head office: 2-28-8, Hon-komagome, Bunkyo-ku, Tokyo

Representative: Hidefumi Kurosawa, President and Representative Director

Business outline: Manufacturing and sales of pharmaceutical products

Founded: April, 1989

Capital: 1,030 million yen

Shareholders: JAPAN ENERGY CORPORATION (51%), KAKEN PHARMACEUTICAL CO., Ltd. (49%)

Fiscal Year-end: March 31

Number of employees: 25 (As of September 30, 2005. The number includes employees holding posts at other companies)

3. Timetable for dissolution and liquidation

December 22, 2005: Dissolution.

End of March, 2006: Completion of liquidation.

4. Impact of the dissolution on the Company's business results

The Company estimates that the impact of the dissolution of NKC on its consolidated business results will be negligible.

File No.82-34805
Exhibit 2

December 21, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code:	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Closure of an Electrodeposited Copper Foil Factory of Nikko Materials USA, Inc.

Nikko Materials Co., Ltd. (Head office: 2, Toranomon, Minato-ku, Tokyo; President: Isao Yamanashi; hereafter "Nikko Materials"), a consolidated subsidiary of Nippon Mining Holdings, Inc. (Head office: 2, Toranomon, Minato-ku, Tokyo; President: Yasuyuki Shimizu"; hereafter "the Company"), has resolved to close an electrodeposited copper foil factory of its consolidated subsidiary Nikko Materials USA, Inc. (Head office: Arizona, U.S.A.; wholly owned by Nikko Materials; hereafter "NMUS"). Details of the resolution are as follows:

Details

1. Summary

Nikko Materials has decided to close NMUS's copper foil factory in Chandler, the U.S., one of its production bases for electrodeposited copper foil, effective April 30, 2006. Nikko Materials will fully discuss with its customers as to future sales operation in the U.S. market after the closure of the factory.

2. Background of the decision for closure

The Nikko Materials Group operates electrodeposited copper foil factories in Japan, the U.S., Germany and the Philippines. Since 2000, its electrodeposited copper foil business in the U.S. has struggled as sales declined mainly due to clients' shift to Asia and global excess capacity. To restore its U.S. business, Nikko Materials focused its efforts on building an efficient development and production structure by streamlining operational bases in the U.S. as well as on increasing productivity through technological support. Despite these efforts, sales did not recover and copper price hikes which started last year depressed margins. In light of these situations, Nikko Materials has concluded that it will be difficult to recover electrodeposited copper foil business in the U.S.

3. Impact on the Company's consolidated business results

The Company anticipates an extraordinary loss of approximately 13 billion yen, mainly associated with disposal of fixed assets and severance of employees as a result of the closure of the factory. Recognition of the loss, however, will not affect the Group's consolidated results for the year ending March 31, 2006, as the amount has already been factored in its full-year consolidated earnings forecast released on November 10, 2005.

4. Other

Going forward, after the closure of the U.S. factory, the Nikko Materials Group will continue efficient and stable supply of electrodeposited copper foil by further boosting productivity of its electrodeposited copper foil factories in Japan, Germany and the Philippines, and thereby strengthening its operational competitiveness.

(Reference)

1. Outline of NMUS
   (1) Company name: Nikko Materials USA, Inc.
   (2) Head office: Chandler, Arizona, U.S.A.
   (3) President: Tadao Shuto
   (4) Capital and capital reserve: US$238 million
   (5) Net sales: Approx. US$189 million (actual for FY2004)
   (6) Business outline: Production and sales of electrodeposited copper foil and sputtering targets
   (7) Number of employees: Approx. 270 (as of December 1, 2005)

2. Outline of NMUS's copper foil factory in Chandler
   (1) Location: Chandler, Arizona, U.S.A.
   (2) Products: Electrodeposited copper foil
   (3) Production capacity: Approx. 700 tons / month
   (4) Actual production volume: Approx. 300 tons / month (actual for July-September 2005)
   (5) Number of employees: Approx. 220 (as of December 1, 2005)

File No.82-34805

Exhibit 3

December 26, 2005

Comprehensive Alliance to be strengthened in the Copper Business between Nippon Mining & Metals and Mitsui Mining and Smelting.

with transfer and consolidation of smelting and refining functions to PPC

Nippon Mining & Metals Co., Ltd.

Mitsui Mining and Smelting Co., Ltd.

Nippon Mining & Metals Co., Ltd. (President; Masanori Okada, "NMM") and Mitsui Mining and Smelting Co., Ltd. (President; Hiroshi Makihara, "MMS" today agreed in principle that they will strengthen their alliance mainly by transfer to, and consolidation under, Pan Pacific Copper Inc. of their smelting and refining functions.. Pan Pacific Copper Inc. (President; Takeshi Kurushima, "PPC") has been promoting a comprehensive alliance between the two companies in the copper business and this will be a further step ahead in their strategy of comprehensive alliance in copper business.. The consolidation is expected to take place in April 2006.

PPC currently procures copper concentrates for itself and sells to the market the products that NMM and MMS have processed on a toll arrangement. The new measure taken to strength the alliance this time is to add the smelting and refining function to PPC by the following procedure;

a) NMM transfers its smelting and refining functions at its Saganoseki Smelter and Refinery and Hitachi Refinery to a new company, and then transfers the shares of the new company to PPC; and
b) MMS transfers the shares of Hibi Joint Smelting Co., Ltd owned by it (63.51%) to PPC.

Development of new overseas copper resources will also be conducted by PPC in principle.

The circumstances surrounding copper smelters in Japan in the future are expected to become harder due to decrease of the domestic market demand, severe competition in the procurement of copper concentrates, etc., but the copper business itself will continue to be a growing business on a global scale. By taking this measure, we are committed to build up the basis to develop an integrated copper business, covering mining through marketing of metals, that can compete with major producers in the world.

The realization of this measure will be subject to various governmental approvals and the agreement between the parties as to the detailed matter. NMM and MMS will make their best efforts in order to realize this measure in April 2006.

No effects are expected upon the NMM's or MMS's business result of 2005 fiscal year due to this measure.

Outline of the relevant companies

(as of December 1, 2005, unless otherwise indicated)

1. Nippon Mining & Metals Co., Ltd.

(1) Head Office; 10-1, Tranomon 2-choume, Minato-ku, Tokyo, Japan

(2) President and Representative Director;
Masanori Okada

(3) Capital; ¥27 billion

(4) Business activities;
- Exploration, development and mining of no ferrous minerals
- Production and sale of non-ferrous metals (copper, gold, silver and others)
- Recycling of non-ferrous metals and treatment of industrial waste

(5) Sales amount; ¥378.7 billion (fiscal year ended March 2005, consolidated)

(6) Gross Asset; ¥306.6 billion (as of the end March 2005, consolidated)

(7) Number of employees; 1,416 (as of the end of September, 2005, consolidated)

2. Mitsui Mining & Mining Co., Ltd.

(1) Head Office; 11-1, Osaki 1-choume, Shinagawa-ku, Tokyo, Japan

(2) President and Representative Director;
Hiroshi Makihara

(3) Capital; ¥42.1 billion

(4) Business activities;
- Production and sale of non-ferrous metals (zinc, copper, gold, silver and others)
- Production and sale of electronics materials
- Recycling of non-ferrous metals and environmental businesses
- Production and sale of functional parts and other businesses

(5) Sales amount; ¥438.1 billion (fiscal year ended March 2005, consolidated)

(6) Gross Asset; ¥409.0 billion (as of the end March 2005, consolidated)

(7) Number of employees; 9,862 (as of the end of September, 2005, consolodated)

3. Pan Pacific Copper Co., Ltd.

(1) Head Office; 21-17, Tranomon 1-choume, Minato-ku, Tokyo, Japan

(2) President and Representative Director;
Takeshi Kurushima

(3) Capital; ¥3.45 billion

(4) Business activities;
- Sale of copper, sulfuric acid and other by-products of copper smelting
- Mining of non-ferrous minerals

(5) Sales amount; ¥297.2 billion (fiscal year ended March 2005)

(6) Gross Asset; ¥85.2 billion (as of the end March 2005)

(7) Number of employees; Appr. 50

4. Hibi Joint Smelting Co., Ltd.

(1) Head Office;	11-1, Osaki 1-choume, Shinagawa-ku, Tokyo, Japan
(2) President and Representative Director;	Tuneo Maruyama
(3) Capital;	¥4.7 billion (MMS' s share holding ratio; 63.51%)
(4) Business activities;	- Smelting and reefing of copper
(5) Sales amount;	¥12.9 billion (fiscal year ended March 2005, Consolidated)
(6) Gross Asset;	¥18.9 billion (as of the end March 2005, Consolidated)
(7) Number of employees;	Appr. 160

File No.82-34805

Exhibit 4

February 10, 2006

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

Revision of Consolidated Business Forecast

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on November 10, 2005.

Revised Business Forecast of Consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Mar. 30, 2006)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (announced on November 10, 2005)	2,870,000	145,000	75,000
Current Revised Forecast (B)	3,000,000	173,000	86,000
Increase/decrease (B - A)	(O) 130,000	(O) 28,000	(O) 11,000
Rate of change	4.5%	19.3%	14.7%

<Reasons for Revision>

Sales increases are expected largely because of the rise in oil products reflecting crude oil conditions, and metals prices.

Increases in Income before Special Items are also expected mainly due to the profit increases in the Petroleum segment and Resources & Non-ferrous metal segment, resulting from the rise in crude oil price and copper price. Income before Special Items is expected to be ¥173 billion by ¥28 billion increase.

In spite of special loss increase caused by the provision for environmental remediation, net income is expected to reach ¥86 billion with an increase of ¥11 billion, chiefly due to the increased income before special items.

<Income before Special Items Details in Each Segment
(Consolidated Financial Results for the Fiscal Term Ending March 31, 2006)>

(Unit: Billions of Yen)

		Previous forecast	Revised forecast	Difference	Explanations for the difference	Fiscal 2004
Petroleum	Sales	2,320.0	2,400.0	(○) 80.0	• Inventory profit • Deterioration in petrochemical	1,986.4
	Income before Special Items	73.0	91.0	(○) 18.0		87.8
Resources and non-ferrous metals	Sales	419.0	465.0	(○) 46.0	• Copper price hike • Yen depreciation • Equity in income of affiliates	378.7
	Income before Special Items	58.0	64.5	(○) 6.5		46.4
Electronic materials	Sales	100.0	103.0	(○) 3.0	• Sales increase in semiconductor target and treated rolled copper foil • Inventory profit	89.0
	Income before Special Items	5.5	8.0	(○) 2.5		7.7
Metal fabrication	Sales	52.0	54.0	(○) 2.0	Sales increase in IT-related products such as rolled copper foil	54.3
	Income before Special Items	5.5	6.5	(○) 1.0		8.6
Other	Sales	24.0	24.0	-		40.7
	Income before Special Items	3.0	3.0	-		△2.5
Eliminations	Sales	△45.0	△46.0	(×) 1.0		△46.5
Total	Sales	2,870.0	3,000.0	(○) 130.0		2,502.5
	Income before Special Items	145.0	173.0	(○) 28.0		148.1

<Reference> Preconditions for FY2005

		Previous outlook	Revised outlook	Difference	FY2004
(Common)	Exchange rate (¥/$)	110	113	(+)3	108
Petroleum	Crude oil FOB ($/BBL) *	50.8	53.3	(+)2.5	36.6
	Paraxylene market trend ($/t) ACP base	970	966	(-)4	889
Resources and non-ferrous metals	Copper price (¢/lb)	161	180	(+)19	136
	Electrolytic copper sales volume (1,000t/period)	592	590	(-) 2	607
Electronic materials	Electrodeposited copper foil sales volume (t/month)	2,112	2,068	(-)44	2,350
	Treated rolled copper foil sales volume (1,000m/month)	3,361	3,677	(+) 316	3,393
	ITO target sales volume (t/month)	27.1	26.5	(-)0.6	19.7
Metal fabrication	Wrought copper products sales volume (1,000t/period)	36	37	(+)1	35
	Special steel products sales volume (1,000t/period)	5	5	-	10
	Rate of High-performance materials products (%)	41%	43%	(+)2%	30%

* Crude oil FOB - Dubai spot base

Revised Business Forecast of Non-consolidated Financial Results for the Fiscal Term Ending March 31, 2006 (Apr. 1, 2005 to Mar. 30, 2006)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (announced on November 10, 2005)	16,500	12,500	16,000
Current Revised Forecast (B)	22,000	18,000	24,000
Increase/decrease (B - A)	(O) 5,500	(O) 5,500	(O) 8,000
Rate of change	33.3%	44.0%	50.0%

<Reasons for Revision>

Sales, Income before Special Items and Net Income are expected to increase due to increases in dividend to be paid by subsidiaries.

February 10, 2006

Nippon Mining Holdings, Inc.

Intra-group Transfers of Shares in Affiliated Companies

Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Yasuyuki Shimizu; hereafter the "Company"), in light of changes in functions and roles of some of its affiliated companies in the Company Group (hereafter the "Group"), agreed with its subsidiary Japan Energy Corporation (Head Office: 2, Toranomon , Minato-ku, Tokyo; President: Mitsunori Takahagi; hereafter "Japan Energy") on transfers of shares in affiliated companies.

The outline of the share transfers is as follows:

1. The Company to receive shares in Nichiyo Engineering Corporation and Nikko Real Estate Co., Ltd. from Japan Energy

Nichiyo Engineering Corporation (Head Office: 3, Niizo-minami, Toda, Saitama; President: Hirofumi Tokita; hereafter "Nichiyo Engineering") and Nikko Real Estate Co., Ltd. (Head Office: 3, Nishi-shimbashi, Minato-ku, Tokyo; President: Naoki Nakajima; hereafter "Nikko Real Estate"), currently subsidiaries of Japan Energy, will be the Company's direct subsidiaries, and effective March 31, 2006, the Company will receive Japan Energy's entire stake of shares in Nichiyo Engineering and Nikko Real Estate. This share transfer is aimed to attach Nichiyo Engineering and Nikko Real Estate with greater roles in engineering and real estate businesses of the entire Group and enable them to increase their business capacity by further expanding their business outward from the Group.

2. The Company to transfer shares in am/pm Japan Co., Ltd. to Japan Energy

am/pm Japan Co., Ltd. (Head Office: 1, Roppongi, Minato-ku, Tokyo; President: Hidetake Matsumiya; hereafter "am/pm"), currently an affiliated company of the Company, will become an affiliated company of Japan Energy, and effective March 31, 2006, the Company will transfer its entire stake of shares in am/pm to Japan Energy. This share transfer is aimed to strengthen business ties between Japan Energy and am/pm, which has strength in retailing business, as Japan Energy steps up its efforts to promote business with greater focus on customer satisfaction.

3. Impact on the Company's business results

The Company expects it will recognize an extraordinary gain of approximately ¥2.8 billion in connection with the transfer of am/pm shares as detailed in the aforementioned item 2, which will be reflected in the Company's non-consolidated business results for fiscal 2005.

The share transfers, being transactions between the Company and its consolidated subsidiary

Japan Energy, will not affect the Group's consolidated business results.

For further information, please contact:
Yokokoji, Hori, Takamoto, Hanashima
IR/PR Department
Nippon Mining Holdings, Inc.
TEL +81-3-5573-5123

File No.82-34805

Exhibit 6

February 10, 2006

Nippon Mining Holdings, Inc.

Details of the Integration of Three Metal-related Subsidiaries of the Nippon Mining Holdings Group

As announced in the press release dated December 5, 2005, the Nippon Mining Holdings Group (hereafter the "Group"), whose holding company is Nippon Mining Holdings, Inc. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Yasuyuki Shimizu; hereafter the "Company"), decided to integrate operations of the Group's three core metals-related subsidiaries into a new entity NIPPON MINING & METALS COMPANY, LIMITED to create a global leading company engaging in the entire spectrum of non-ferrous metals businesses. The three subsidiaries subject to the integration are Nippon Mining & Metals Co., Ltd. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Masanori Okada; hereafter "Nippon Mining & Metals"), Nikko Materials Co., Ltd. (Head Office: 2, Toranomon, Minato-ku, Tokyo; President: Isao Yamanashi; hereafter "Nikko Materials") and Nikko Metal Manufacturing Co., Ltd. (Head Office: Kurami, Samukawa-cho, Koza-gun, Kanagawa; President: Yoshimasa Adachi; hereafter "Nikko Metal Manufacturing"). The Board of Directors of the Company met today and resolved details of the integration that had been discussed since the decision of the merger.

The outline of the integration is as follows:

1. Nippon Mining & Metals to demerge its operations

In the first phase of the three-way integration, Nippon Mining & Metals, effective April 1, 2006, will demerge its copper business (See Note), recycling and environmental business and R&D operation, which will be succeeded by Nikko Materials.

(Note) As announced in the press release dated December 26, 2005, Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd. (Head Office: 1, Osaki, Shinagawa-ku, Tokyo; President: Hiroshi Makihara) concluded a basic agreement on integrating the two companies' copper smelting operations into Pan Pacific Copper Co., Ltd. (Head Office: 1, Toranomon, Minato-ku, Tokyo; President: Takeshi Kurushima), a joint venture of the two companies, by April 2006 with the aim of strengthening comprehensive business collaboration between the two in copper smelting business.

2. Merger of the Company and Nippon Mining & Metals

Effective April 1, 2006, the Company will merge with Nippon Mining & Metals. Details of the merger are as follows:

(1) Date of merger

April 1, 2006 (The merger will take effect on April 3, 2006.)

(2) Major assets to be succeeded

Equity stakes in Tatsuta Electric Wire and Cable Co., Ltd., Toho Titanium Co., Ltd., and Maruwn Corporation.

(3) Method of merger

The Company will be the surviving legal entity, with Nippon Mining & Metals being dissolved. In accordance with the regulations set forth in Article 413 Section 3 (regarding simplified mergers) of the Commercial Code of Japan, the Company can proceed with the merger without approval by the annual general meeting of shareholders as set forth in Article 408 Section 1 of the Commercial Code.

(4) Merger ratio, etc.

Since Nippon Mining & Metals is the Company's wholly owned subsidiary, the merger will not result in issuance of new shares, increase in paid-in capital, nor payment of consideration to shareholders of the merged entity.

(5) Outline of merging companies and outline of the post-merger company

See Attachment 1.

3. Merger to create a new entity NIPPON MINING & METALS COMPANY, LIMITED

In the second phase of the three-way integration, effective April 1, 2006, Nikko Materials and Nikko Metal Manufacturing will merge to create a single entity named "NIPPON MINING & METALS COMPANY, LIMITED".

(1) Merger

(i) Date of merger:

April 1, 2006 (The merger will take effect on April 3, 2006.)

(ii) Method of merger:

Nikko Materials will be the surviving legal entity, with Nikko Metal Manufacturing being dissolved.

(ii) Outline of the post-merger company:

See Attachment 2.

(2) Change of corporate name

(i) Reason for changing corporate name:

The Company considers that the word "metals", which covers the full scope of the

non-ferrous metals industry from upstream to downstream, would be most suitable for the name of the post-merger entity, as the entity will aim to become a global leading company engaging in the entire spectrum of non-ferrous metals businesses.

(ii) New corporate name:

NIPPON MINING & METALS COMPANY, LIMITED

For further information, please contact:
Yokokoji, Hori, Takamoto, Hanashima
IR/PR Department
Nippon Mining Holdings, Inc.
TEL +81-3-5573-5124

Attachment 1

1. Outline of Merging Companies

(1)Corporate name	Nippon Mining Holdings, Inc. (surviving entity)	Nippon Mining & Metals Co., Ltd. (merged entity)
(2) Main business	Management of operations of subsidiaries engaging in businesses related to petroleum, resources and non-ferrous metals, electronic materials, metal fabrication, and other operations.	Resources & non-ferrous metals
(3) Established	September 27, 2002	May 28, 1992
(4) Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan	2-10-1, Toranomon, Minato-ku, Tokyo, Japan
(5) Representative	Yasuyuki Shimizu, President and Representative Director	Masanori Okada, President and Representative Director
(6) Paid-in capital	¥40 billion	¥26,997 million
(7) Total number of shares issued and outstanding	848,462,002 shares	229,544,206 shares
(8) Shareholders' equity	¥277,673 million (Note 1)	¥60,276 million (Note 1)
(9) Total assets	¥415,291 million (Note 1)	¥134,081 million (Note 1)
(10) Fiscal Year-end	March 31	March 31
(11) Number of employees	55 (Note 1)	864 (Note 1)
(12) Major business counterparts	None (Note 2)	Pan Pacific Copper Co., Ltd. Nikko Materials Co., Ltd. Nikko Shoji Co., Ltd.
(13) Major shareholders (percentage of ownership (%))	Japan Trustee Services Bank, Ltd. (Held in trust account) (10.74%) The Master Trust Bank of Japan, Ltd. (Held in trust account) (8.41%) Fuji Oil Co., Ltd. (3.99%) Mizuho Corporate Bank, Ltd. (2.61%) Teikoku Oil Co., Ltd. (1.71%)	Nippon Mining Holdings, Inc. (100%)
(14) Main bank	Mizuho Corporate Bank, Ltd.	Mizuho Corporate Bank, Ltd.
(15) Relationship between merging companies	Capital relationship	Nippon Mining & Metals Co., Ltd. is a wholly owned subsidiary of Nippon Mining Holdings, Inc.
	Personnel relationship	Two Directors, one Senior Officer and one Corporate Auditor of Nippon Mining Holdings, Inc. also serve respectively as Directors, Corporate Auditor and Corporate Auditor of Nippon Mining & Metals Co., Ltd.
	Business relationship	Nippon Mining Holdings, Inc. manages operations of Nippon Mining & Metals Co., Ltd.

(Note 1) Information provided represents state of the company as of September 30, 2005. Shareholders' equity, total assets and the number of employees after Nippon Mining & Metals separates its copper business, recycling and environmental business and R&D

operation to Nikko Materials are estimated at approximately ¥10 million, approximately ¥7 billion and 0 employee respectively.

(Note 2) Major subsidiaries include Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd.

(16) Business results for recent three years

	Nippon Mining Holdings, Inc.			Nippon Mining & Metals Co., Ltd.		
Fiscal year-end	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2003	March 31, 2004	March 31, 2005
Sales (million yen)	4,938	6,949	6,819	195,975	93,816	73,564
Operating income (million yen)	3,991	4,102	2,893	7,467	3,744	6,234
Ordinary income (million yen)	3,591	3,509	2,057	7,217	4,059	8,021
Net income (Loss) (million yen)	3,612	4,613	-30,032	803	-10,111	-7,624
Net income (Loss) per share (yen)	4.26	6.01	-38.07	3.46	-44.09	-33.35
Dividend per share (yen)	4.00	6.00	10.00	5.62	13.07	—
Shareholders' equity per share (yen)	336.47	352.64	326.39	361.03	266.18	225.36

2. Outline of the Post-merger Company

(1) Corporate name: Nippon Mining Holdings, Inc.

(2) Main business: Management of operations of subsidiaries engaging in petroleum business, metals business (including resources and non-ferrous metals, electronic materials, and metal fabrication) and other operations.

(3) Head office: 2-10-1, Toranomon, Minato-ku, Tokyo, Japan

(4) Representative: Yasuyuki Shimizu, President and Representative Director

(5) Paid-in capital: ¥40 billion (There will be no increase in paid-in capital as a result of the merger.)

(6) Total assets: Approx. ¥504 billion (Approx. ¥7 billion) (Note: The figure in parentheses is the expected amount of increase in total assets as a result of the merger.)

(7) Fiscal Year-end: March 31

(8) Impact on business results:

This merger, with the Company absorbing its wholly owned subsidiary, will not affect the

Group's consolidated business results and financial position. It is estimated that the impact of the merger on the Company's non-consolidated business results and financial position will be negligible.

Attachment 2

Outline of the Post-merger Company

(1) Corporate name: NIPPON MINING & METALS COMPANY, LIMITED

(2) Main businesses: Businesses related to resources and non-ferrous metals, electronic materials, and metal fabrication.

(3) Head office: 2-10-1, Toranomon, Minato-ku, Tokyo, Japan

(4) Representative: To be determined.

(5) Paid-in capital: ¥14 billion

(6) Total assets: Approx. ¥305 billion

(7) Number of employees: Approx. 4,200 (as of September 30, 2005 (Consolidated basis))

(8) Fiscal Year-end: March 31

(9) Main offices and branch offices, etc.:

Technology Development Center, Hitachi Works, Isohara Plant, Shirogane Plant, Toda Plant, Kurami Works, Osaka Office , Nagoya Office, Shanghai Office, Chile Office, Australia Office

File No.82-34805

Exhibit 7

February 15, 2006

Company Name:	Nippon Mining Holdings, Inc.
Stock Code:	5016
Head Office:	2-10-1, Toranomon, Minato-ku, Tokyo
Representative:	Yasuyuki Shimizu, President and Representative Director
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	03-5573-5123

Notice of Overseas Offering of Common Stock

Nippon Mining Holdings, Inc. (hereafter the "Company") today announced that an overseas offering of common stock of the Company has been decided as detailed below:

Details

1. Number of shares to be offered: 33,820,000 shares of common stock (hereafter the "Shares") (Plan)
   The number of shares stated above is the upper limit of the number of shares to be offered. The actual number of shares to be offered shall be determined on the date when the offering price is determined (as specified in item 2 stated below) by taking account of various factors including actual level of demand for the stock.

2. Offering price: Undetermined (The offering price shall be determined on any date between February 16, 2006 and February 20, 2006 (hereafter the "Offer Price Determination Date") by taking account of the market value of the stock, level of demand for the stock and other factors.)

3. Aggregate amount of offering price: Undetermined.

4. Selling shareholder: Fuji Oil Company, Ltd.

5. Offering method: UBS AG and Mizuho Securities Co., Ltd. shall subscribe and underwrite the Shares and offer them to investors in overseas markets, mainly in Europe, through their respective overseas affiliate firms, except in the U.S where the Shares shall be offered to investors through private placement pursuant to the provisions set forth in Rule 144A of the U.S. Securities Act of 1933.

6. Subscription period: From 8:00 a.m. to 22:59 p.m. on the Offer Price Determination Date, London time (or from 17:00 p.m. on the Offer Price Determination Date to 7:59 a.m. on the immediately following day, Tokyo time)

7. Delivery date: The third business day from the Offer Price Determination Date (Plan)

8. Other: The underwriters stated in the aforementioned item 3 may solicit an offer to purchase part of the number of shares to be offered, as stated in the aforementioned item 1, to less than 50 persons in the Japanese market. The overseas offering will not have a stabilization period.

9. In connection with the items stated above, the Company will today submit an Extraordinary Report pursuant to the Securities and Exchange Law of Japan.

Cautionary Statement: This press release shall not constitute an offer to sell or the solicitation of an offer to buy equity securities. The shares of the Company to be offered and sold have not been, and will not be, registered under the U.S. Securities Act of 1933. Readers of this press release are kindly requested to refrain from any acts including but not limited to the following which may contravene the U.S. Securities Act of 1933:

- Distribute the entirety or any excerpt of this press release within the United States;
- Publicize part or the entirety of this press release in newspapers, magazines or other publications distributed within the United States; and
- Publicize part or the entirety of this press release on television, radio or other electronic media broadcast within the United States.

With regard to the offering of shares described above, procedures required for public offering of securities have not been, and will not be, taken pursuant to the Securities and Exchange Law of Japan and the common stock of the Company will therefore not be publicly offered in Japan's domestic securities markets.

File No.82-34805

Exhibit 8

February 16, 2006

Company Name:	Nippon Mining Holdings, Inc.
Stock Code:	5016
Head Office:	2-10-1, Toranomon, Minato-ku, Tokyo
Representative:	Yasuyuki Shimizu, President and Representative Director
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	03-5573-5123

Notice of Determination of Offering Price of Common Stock

Nippon Mining Holdings, Inc. (hereafter the "Company") today announced that the offering price of common stock of the Company for overseas offering has been determined as detailed below:

Details

1. Selling shareholder and number of shares to be offered: Fuji Oil Company, Ltd. / 33,020,000 shares of common stock
2. Offering price: 843 yen per share
3. Aggregate amount of offering price: 27,835,860,000 yen
4. Delivery date: February 21, 2006
5. In connection with the items stated above, the Company will today submit an Amendment Report of the Extraordinary Report pursuant to the Securities and Exchange Law of Japan.

(Supplementary information)
Determination of offering price:
- Reference date for calculation of offering price and calculated offering price: February 16, 2006 / 856 yen per share
- Applied discount rate: 1.52%

The Company has been informed that the remaining 800,000 shares of the total 33,820,000 shares initially planned for overseas offering will be sold domestically in a private offering at the same timing of the overseas public offering.

File No.82-34805

Exhibit 9

December 5, 2005

Integration of 3 metal-related subsidiaries of Nippon Mining Group

Nippon Mining Holdings (Head Office: Minato-ku, Tokyo, President: Yasuyuki Shimizu) announced today that it decided to integrate its 3 subsidiaries (Nippon Mining & Metals, Nikko Materials and Nikko Metal Manufacturing) into one company, effective on April 1, 2006.

"Nippon Mining & Metals", the integrated company, will engage in business activities ranging from resources development to smelting & refining, metal fabrication and electronic materials, aiming to be an international excellent company with strong competitiveness both in the upstream and downstream.

The outline of the integration is as follows.

1.Method of integration

(1) Nikko Materials, the surviving company in the integration, will absorb copper business, recycling & environmental services, and R&D of Nippon Mining & Metals. Subsequently Nippon Mining & Metals will be merged into Nippon Mining Holdings and dissolved.

(2) Nikko Materials will change its name to Nippon Mining & Metals, and Nikko Metal Manufacturing will be merged into Nikko Material (since renamed, Nippon Mining & Metals) and dissolved.

2.Date of integration

April 1, 2006

3.Outline of new company

(1) Name: Nippon Mining & Metals Co., Ltd.

(2) Head Office: 2-10-1 Toranomon Minato-ku Tokyo

(3) Organization:

(a) The new company will comprise Operation Division, Corporate Division and Technology Development Division.

(b) The Operation Division will have 3 company units, "Resources & Non-ferrous Metals Company", "Electronic Materials Company", and "Metal

Fabrication Company", which succeed to the current businesses of Nippon Mining & Metals, Nikko Materials, and Nikko Metal Manufacturing, respectively.

(4) Paid in capital: 65.0 billion yen

(5) Business field: Resource & non-ferrous metals, electronic materials, and metal fabrication

(6) Sales: Approximately 540 billion yen (forecast for the fiscal year ending March 2006)

(7) Representative: To be determined

(8) Number of employees: Approximately 4200

The integration will enable Nippon Mining Holdings Group to 1) roll out more dynamic business strategies on a global scale, 2) maximize synergy in various aspects of its operations including technology and marketing, 3) recruit and develop highly-qualified staff through integrated human resource management, and 4) further streamline its organization and human resource allocation particularly in administrative divisions.

Nippon Mining Holdings Group, placing the petroleum business of Japan Energy and the metal business of newly established Nippon Mining & Metals as its core businesses, will accelerate its move toward efficient use of management resources and aggressive implementation of growth strategies.

For further information:
IR・PR Department Yokokoji, Hori, Takamoto, Hanashima
Tel: 81-3-5573-5123
Fax: 81-3-5573-5139
E-mail: ask@shinnikko-hd.co.jp

File No.82-34805

Exhibit 10

February 10, 2006

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2006 ("Fiscal 2005")

NIPPON MINING HOLDINGS, INC. (URL:http://www.shinnikko-hd.co.jp/)

Code No.	: 5016
Stock Listings	: Tokyo, Osaka, Nagoya
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to	: IR and Public Relations Department Telephone number : (03) 5573 - 5118
Date of Board of Directors	: February 10, 2006

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the nine months ended December 31, 2005 (the period from April 1, 2005 to December 31, 2005)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	% (*1)	millions of yen	% (*1)	millions of yen	% (*1)
For the nine months ended December 31, 2005	2,158,687	[17.4]	105,102	[19.7]	136,462	[31.8]
For the nine months ended December 31, 2004	1,839,032	[13.9]	87,787	[173.1]	103,523	[198.7]
For the year ended March 31, 2005 (Fiscal 2004)	2,502,538		125,608		148,055	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	% (*1)	yen	sen	yen	sen
For the nine months ended December 31, 2005	85,778	[117.3]	101	27	101	24
For the nine months ended December 31, 2004	39,479	[286.0]	51	28	-	-
For the year ended March 31, 2005 (Fiscal 2004)	50,577		63	84	-	-

Note: 1.Average number of shares issued (consolidated)

For the nine months ended December 31, 2005 : 847,047,796 shares, For the nine months ended December 31, 2004 : 769,844,361 shares,
For the year ended March 31, 2005 : 789,164,998 shares

2.Change in accounting method : None.

3.(*1) This represents the percentage of an increase or a decrease from the third quarter of the previous year.

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of December 31, 2005	1,841,652	453,805
As of December 31, 2004	1,630,774	343,473
As of March 31, 2005	1,580,144	353,437

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of December 31, 2005	24.6	535	76
As of December 31, 2004	21.1	405	45
As of March 31, 2005	22.4	416	98

Note: Number of shares issued at end of period (consolidated)

As of December 31, 2005 : 847,036,151 shares, As of December 31, 2004 : 847,145,238 shares, As of March 31, 2005 : 847,132,246 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the nine months ended December 31, 2005	(12,763)	(30,080)
For the nine months ended December 31, 2004	(22,314)	(15,033)
For the year ended March 31, 2005 (Fiscal 2004)	45,360	(15,170)

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
For the nine months ended December 31, 2005	34,248	56,919
For the nine months ended December 31, 2004	20,216	54,266
For the year ended March 31, 2005 (Fiscal 2004)	(38,734)	62,473

(4) Consolidation group

Consolidated subsidiaries	108	(Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co., Ltd., etc.)
Non-consolidated subsidiary accounted for by equity method	1	(N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method	16	(LS-Nikko Copper Inc., Minera Los Pelambres., etc.)

(5) Changes in the scope of consolidation

Consolidated subsidiaries : (newly included : 5, excluded : 4), Equity method: (excluded : 2)

(6) Note

In December, 2005, Nippon Mining Holdings, Inc. authorized the closure of an electro-deposited copper foil facility of Nikko Materials USA, Inc. by April of 2006. As a result of the closure, approximately 13,000 millions of yen (110 millions of U.S. dollars) will be recorded as a special loss in the consolidated financial results for the fiscal year ending March 31, 2006. Nevertheless, as the amount cannot be fixed as of February 10, 2006, it is not recognized in the consolidated financial results for the third quarter of the fiscal year ending March 31, 2006.

2. Consolidated projection for the year ending March 31, 2006 (Fiscal 2005)

	Sales	Income before special items	Net Income	Dividends
	millions of yen	millions of yen	millions of yen	yen sen
For the year ending March 31, 2006 (Fiscal 2005)	3,000,000	173,000	86,000	12 00

Reference) Projection of Earnings Per Share 101 yen 53 sen

* This projection is based on information available as of February 10, 2006.
The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheets (Unaudited)

Account Title	Third quarter of Fiscal 2005 (As of December 31, 2005)		Fiscal 2004 (As of March 31, 2005)		Increase (Decrease)	Third quarter of Fiscal 2004 (As of December 31, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	**1,841,652**	**100.0**	**1,580,144**	**100.0**	**261,508**	**1,630,774**	**100.0**
Current Assets	*882,935*	*47.9*	*677,062*	*42.8*	*205,873*	*702,509*	*43.1*
Cash and time deposits	57,690		62,068		(4,378)	53,902	
Notes and accounts receivable, trade	339,631		269,186		70,445	298,788	
Securities	2		9		(7)	18	
Inventories	408,174		283,984		124,190	291,946	
Other current assets	78,608		62,866		15,742	59,128	
Less:Allowance for doubtful accounts	(1,170)		(1,051)		(119)	(1,273)	
Fixed Assets	*958,717*	*52.1*	*903,082*	*57.2*	*55,635*	*928,265*	*56.9*
Property, plant and equipment	598,005		589,837		8,168	602,406	
Buildings and structures	132,685		133,503		(818)	141,742	
Machinery and equipment, other	160,852		162,653		(1,801)	152,864	
Land	285,324		287,882		(2,558)	291,328	
Construction in progress	19,144		5,799		13,345	16,472	
Intangible assets	63,978		64,890		(912)	69,672	
Investments and other long-term assets	296,734		248,355		48,379	256,187	
Investments in securities	233,418		182,716		50,702	183,703	
Long-term loans	16,858		19,562		(2,704)	20,355	
Deferred tax assets	11,112		10,857		255	15,556	
Other	36,324		36,610		(286)	37,465	
Less:Allowance for doubtful accounts	(978)		(1,390)		412	(892)	
Total Assets	*1,841,652*	*100.0*	*1,580,144*	*100.0*	*261,508*	*1,630,774*	*100.0*
Liabilities	**1,344,141**	**73.0**	**1,188,762**	**75.2**	**155,379**	**1,247,214**	**76.4**
Current Liabilities	*913,971*	*49.6*	*756,849*	*47.9*	*157,122*	*737,551*	*45.2*
Notes and accounts payable, trade	284,699		229,411		55,288	220,033	
Short-term borrowing	358,284		322,286		35,998	290,960	
Commercial paper	59,000		27,000		32,000	30,500	
Current portion of bonds	-		-		-	4,000	
Accounts payable, other	111,840		81,161		30,679	109,929	
Accrued income taxes	25,603		37,379		(11,776)	25,576	
Other current liabilities	74,545		59,612		14,933	56,553	
Long-term Liabilities	*430,170*	*23.4*	*431,913*	*27.3*	*(1,743)*	*509,663*	*31.2*
Bonds	-		-		-	51,200	
Long-term debt	282,497		294,504		(12,007)	325,439	
Deferred tax liabilities	39,412		23,840		15,572	26,341	
Allowance for retirement benefits	61,981		62,461		(480)	57,075	
Allowance for periodic repair works	15,204		15,891		(687)	15,034	
Other long-term liabilities	31,076		35,217		(4,141)	34,574	
Minority Interest in Consolidated Subsidiaries	**43,706**	**2.4**	**37,945**	**2.4**	**5,761**	**40,087**	**2.5**
Shareholders' Equity	**453,805**	**24.6**	**353,437**	**22.4**	**100,368**	**343,473**	**21.1**
Common stock	*40,000*	*2.2*	*40,000*	*2.5*	*-*	*40,000*	*2.5*
Capital surplus	*192,933*	*10.5*	*201,382*	*12.7*	*(8,449)*	*201,381*	*12.3*
Retained earnings	*181,014*	*9.8*	*95,537*	*6.0*	*85,477*	*83,932*	*5.1*
Surplus from land revaluation	*(2,992)*	*(0.2)*	*(2,994)*	*(0.2)*	*2*	*(2,420)*	*(0.1)*
Unrealized gain on marketable securities	*39,679*	*2.1*	*23,022*	*1.5*	*16,657*	*22,574*	*1.4*
Accumulated translation adjustment	*3,586*	*0.2*	*(3,175)*	*(0.1)*	*6,761*	*(1,675)*	*(0.1)*
Less:Treasury stock, at cost	*(415)*	*(0.0)*	*(335)*	*(0.0)*	*(80)*	*(319)*	*(0.0)*
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	*1,841,652*	*100.0*	*1,580,144*	*100.0*	*261,508*	*1,630,774*	*100.0*

Consolidated Statements of Income (Unaudited)

Account title	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004		Increase (Decrease)	Fiscal 2004 (from April 1, 2004 to March 31, 2005)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	2,158,687	100.0	1,839,032	100.0	319,655	2,502,538	100.0
Cost of sales	1,932,336	89.5	1,619,198	88.0	313,138	2,202,409	88.0
Selling, general and administrative expenses	121,249	5.6	132,047	7.2	(10,798)	174,521	7.0
Operating income	*105,102*	*4.9*	*87,787*	*4.8*	17,315	*125,608*	*5.0*
Other income	44,644	*2.0*	30,351	*1.6*	14,293	43,806	*1.8*
Interest income	1,624		954		670	1,349	
Dividend income	1,342		956		386	1,200	
Amortization of consolidation adjustment account	1,615		3,802		(2,187)	5,178	
Equity in income of non-consolidated subsidiaries and affiliates	36,661		21,108		15,553	31,278	
Other	3,402		3,531		(129)	4,801	
Other expenses	13,284	*0.6*	14,615	*0.8*	(1,331)	21,359	*0.9*
Interest expenses	8,130		9,669		(1,539)	12,581	
Exchange loss	779		-		779	509	
Other	4,375		4,946		(571)	8,269	
Income before special items	*136,462*	*6.3*	*103,523*	*5.6*	32,939	*148,055*	*5.9*
Special profit	15,041	*0.7*	23,607	*1.3*	(8,566)	35,101	*1.4*
Gain on sales of property, plant and equipment	3,730		1,333		2,397	1,995	
Gain on sales of investments in securities	6,077		9,405		(3,328)	17,606	
Gain on proceeds from casualty insurance	2,609		-		2,609	-	
Bad debt recovery	2,313		-		2,313	-	
Gain on change in equity of consolidated subsidiary	-		7,000		(7,000)	7,000	
Amortization of prior service cost	-		5,561		(5,561)	5,561	
Other	312		308		4	2,939	
Special loss	6,447	*0.3*	47,356	*2.6*	(40,909)	76,479	*3.0*
Loss on sales of property, plant and equipment	233		-		233	616	
Loss on disposal of property, plant and equipment	2,949		7,415		(4,466)	10,461	
Impairment losses	754		18,363		(17,609)	25,232	
Loss on write-down of investments in securities	148		247		(99)	789	
Reorganization and restructuring costs	730		17,535		(16,805)	20,726	
Provision for allowance for periodic repair works	551		-		551	-	
Provision for environmental remediation allowance	35		2,581		(2,546)	3,408	
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	-		-		-	6,900	
Provision for allowance for cost of disposal of unutilized property, plant and equipment	-		-		-	2,489	
Loss on redemption of bonds	-		-		-	1,695	
Provision for allowance for doubtful accounts	-		-		-	419	
Other	1,047		1,215		(168)	3,744	
Income before income taxes	*145,056*	6.7	*79,774*	4.3	65,282	*106,677*	4.3
Income taxes	42,947	*2.0*	25,668	*1.4*	17,279	42,331	*1.7*
Deferred income tax	4,927	*0.2*	6,258	*0.3*	(1,331)	5,645	*0.2*
Minority interest in earnings of consolidated subsidiaries	(11,404)	*(0.5)*	(8,369)	*(0.5)*	(3,035)	(8,124)	*(0.4)*
Net income	*85,778*	*4.0*	*39,479*	*2.1*	46,299	*50,577*	*2.0*

Consolidated Statement of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the nine months ended December 31,2005	For the nine months ended December 31,2004	Fiscal 2004 (from April 1, 2004 to March 31, 2005)
Capital Surplus:			
Balance at beginning of year	201,382	149,320	149,320
Increase in capital surplus	73	56,164	56,165
Gain on disposition of treasury stock *	73	56,164	56,165
Decrease in capital surplus	8,522	4,103	4,103
Cash dividends paid	8,479	4,079	4,079
Bonuses to directors	43	24	24
Balance at end of year (period)	192,933	201,381	201,382
Retained Earnings:			
Balance at beginning of year	95,537	43,687	43,687
Increase in retained earnings	85,839	40,539	52,144
Net income	85,778	39,479	50,577
Increase arising from change of consolidated subsidiaries	-	990	990
Increase arising from merger of consolidated subsidiaries	4	-	-
Reclassification with surplus from land revaluation	57	70	577
Decrease in retained earnings	362	294	294
Bonuses to directors	169	97	97
Decrease arising from change of consolidated subsidiaries	134	197	197
Reclassification with surplus from land revaluation	59	-	-
Balance at end of year (period)	181,014	83,932	95,537

Note:

* *Gain on disposition of treasury stock of For the nine months ended December 31,2004 and Fiscal 2004 resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004.*

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the nine months ended December 31,2005	For the nine months ended December 31,2004	Fiscal 2004 (from April 1, 2004 to March 31, 2005)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	145,056	79,774	106,677
Depreciation and amortization	33,305	34,990	47,726
Impairment losses	754	18,363	25,232
Amortization of consolidation adjustment account	(1,489)	(3,607)	(4,962)
Interest and dividend income	(2,966)	(1,910)	(2,549)
Interest expenses	8,130	9,669	12,581
Equity in income of non-consolidated subsidiaries and affiliates	(36,661)	(21,108)	(31,278)
Gain on sales of investments in securities	(6,077)	(9,405)	(17,606)
Loss on write-down of investments in securities	148	247	789
Loss (gain) on sales and disposal of property, plant and equipment	(548)	6,082	9,082
Gain on change in equity of consolidated subsidiary	—	(7,000)	(7,000)
Reorganization and restructuring costs	730	17,535	20,726
Increase in trade receivables	(67,830)	(57,677)	(28,378)
Increase in inventories	(123,030)	(70,819)	(62,859)
Increase (decrease) in trade payables	76,667	5,120	(9,311)
Other, net	2,429	8	9,407
Subtotal	28,618	262	68,277
Interest and dividend received	21,215	4,914	13,874
Interest paid	(7,710)	(9,494)	(13,309)
Payment for special retirement benefits	(403)	(473)	(833)
Income taxes paid	(54,483)	(17,523)	(22,649)
Net cash provided by (used in) operating activities	(12,763)	(22,314)	45,360
Cash flows from investing activities			
Decrease (increase) in time deposits	(1,035)	335	382
Proceeds from sales or maturities of securities	8	409	418
Payments for acquisition of property, plant and equipment	(39,932)	(32,904)	(44,751)
Proceeds from sales of property, plant and equipment	7,902	10,784	13,548
Payments for acquisition of intangible assets	(3,312)	(1,710)	(3,120)
Payments for long-term prepaid expenses	(1,185)	(437)	(648)
Payments for acquisition of investments in securities	(5,752)	(11,857)	(15,857)
Proceeds from sales or maturities of investments in securities	9,649	15,295	29,135
Net proceeds from acquisition of investments in newly consolidated subsidiaries	—	1,905	1,905
Decrease (increase) in short-term loans, net	146	(268)	(508)
Payments for lending of long-term loans	(604)	(2,369)	(2,969)
Collection of long-term loans	3,562	7,840	10,135
Other, net	473	(2,056)	(2,840)
Net cash used in investing activities	(30,080)	(15,033)	(15,170)
Cash flows from financing activities			
Increase (decrease) in short-term borrowing, net	44,788	(11,804)	22,682
Increase in commercial paper, net	32,000	30,500	27,000
Proceeds from borrowing of long-term bank loans and others	41,562	5,704	10,271
Repayments of long-term bank loans and others	(67,762)	(87,100)	(125,770)
Payments for redemption of bonds	—	(2,200)	(57,400)
Proceeds from third-party share allotment of consolidated subsidiary	—	17,100	17,100
Proceeds from offering of treasury stock	—	74,840	74,840
Cash dividends paid	(8,479)	(4,079)	(4,079)
Cash dividends paid to minority interest	(7,853)	(2,672)	(3,011)
Other, net	(8)	(73)	(367)
Net cash provided by (used in) financing activities	34,248	20,216	(38,734)
Effect of exchange rate changes on cash and cash equivalents	1,906	481	101
Net decrease in cash and cash equivalents	(6,689)	(16,650)	(8,443)
Cash and cash equivalents at beginning of period	62,473	71,347	71,347
Increase due to subsidiaries newly included consolidation	1,135	988	988
Decrease due to subsidiaries excluded consolidation	—	(1,419)	(1,419)
Cash and cash equivalents at end of period	56,919	54,266	62,473

Segment Information (Unaudited)

Segment Information summarized by product group

For the nine months ended December 31, 2005 (from April 1, 2005 to December 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,727,216	315,395	73,650	34,529	7,897	2,158,687	-	2,158,687
(2) Inter-group	2,871	20,190	2,518	5,109	8,585	39,273	(39,273)	-
Total	1,730,087	335,585	76,168	39,638	16,482	2,197,960	(39,273)	2,158,687
Operating costs and expenses	1,657,756	317,300	67,498	34,699	15,985	2,093,238	(39,653)	2,053,585
Operating income (loss)	72,331	18,285	8,670	4,939	497	104,722	380	105,102
Income (loss) before special items	71,426	50,020	7,637	5,058	1,497	135,638	824	136,462

For the nine months ended December 31, 2004 (from April 1, 2004 to December 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,440,864	268,369	66,407	36,489	26,903	1,839,032	-	1,839,032
(2) Inter-group	4,928	15,881	2,206	5,369	6,548	34,932	(34,932)	-
Total	1,445,792	284,250	68,613	41,858	33,451	1,873,964	(34,932)	1,839,032
Operating costs and expenses	1,382,896	273,108	59,916	34,344	36,491	1,786,755	(35,510)	1,751,245
Operating income (loss)	62,896	11,142	8,697	7,514	(3,040)	87,209	578	87,787
Income (loss) before special items	60,384	31,006	7,548	7,526	(2,603)	103,861	(338)	103,523

For the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,979,823	357,989	86,094	47,958	30,674	2,502,538	-	2,502,538
(2) Inter-group	6,534	20,732	2,887	6,360	10,002	46,515	(46,515)	-
Total	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating costs and expenses	1,894,045	362,046	78,959	45,696	43,170	2,423,916	(46,986)	2,376,930
Operating Income (loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (loss) before special items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055

Note: Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.
Resources and Non-ferrous Metals	: resource development, copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	: wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	: information service, common group administrative activities such as fund procurement, etc.

Quarterly Review & Annual Forecasts (Unaudited)

	For the year ending March 31, 2006 (Fiscal 2005)				
	1Q (from Apr.1,2005 to Jun.30,2005)	2Q (from Jul.1,2005 to Sep.30,2005)	3Q (from Oct.1,2005 to Dec.31,2005)	4Q (from Jan.1,2006 to Mar.31,2006) (Forecasts)	FY2005 (from Apr.1,2005 to Mar.31,2006) (Forecasts)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	636,934	728,186	793,567	841,313	3,000,000
Income before special items	46,356	36,757	53,349	36,538	173,000
Net Income	28,945	23,520	33,313	222	86,000
					yen
Earnings per share					101.53
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,640,544	1,723,355	1,841,652	1,797,000	1,797,000
Shareholders' Equity	376,958	412,200	453,805	454,000	454,000
					yen
Shareholders' Equity per share					535.99
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(21,296)	30,901	(22,368)	19,563	6,800
Cash flows from investing activities	(2,632)	(9,307)	(18,141)	(33,520)	(63,600)
Cash flows from financing activities	22,120	(25,027)	37,155	7,052	41,300
Cash and cash equivalents at end of period	62,381	59,182	56,919	50,000	50,000

	For the year ended March 31, 2005 (Fiscal 2004)				
	1Q (from Apr.1,2004 to Jun.30,2004)	2Q (from Jul.1,2004 to Sep.30,2004)	3Q (from Oct.1,2004 to Dec.31,2004)	4Q (from Jan.1,2005 to Mar.31,2005)	FY2004 (from Apr.1,2004 to Mar.31,2005)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	555,954	614,190	668,888	663,506	2,502,538
Income before special items	23,830	30,608	49,085	44,532	148,055
Net Income	14,198	3,803	21,478	11,098	50,577
					yen
Earnings per share					63.84
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,591,885	1,574,581	1,630,774	1,580,144	1,580,144
Shareholders' Equity	244,528	319,277	343,473	353,437	353,437
					yen
Shareholders' Equity per share					416.98
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(46,669)	33,179	(8,824)	67,674	45,360
Cash flows from investing activities	(4,300)	(5,358)	(5,375)	(137)	(15,170)
Cash flows from financing activities	28,996	(24,294)	15,514	(58,950)	(38,734)
Cash and cash equivalents at end of period	50,324	52,624	54,266	62,473	62,473

Financial Results for 3rd Quarter of FY2005

Nippon Mining Holdings, INC.

February 10, 2006

※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I　Financial Results for 3Q FY2005

1. Operating Results (consolidated)

(Billions of Yen)

	FY2005			FY2004			Differences	
	1H	3Q (3 months)	Total (9 months)	1H	3Q (3 months)	Total (9 months)	3Q (3 months)	Total (9 months)
Net Sales	1,365.1	793.6	2,158.7	1,170.1	668.9	1,839.0	(○) 124.7	(○) 319.7
Operating Income	63.4	41.7	105.1	47.2	40.6	87.8	(○) 1.1	(○) 17.3
Other Income and Expenses, net	19.7	11.7	31.4	7.2	8.5	15.7	(○) 3.2	(○) 15.6
Income before Special Items	83.1	53.3	136.5	54.4	49.1	103.5	(○) 4.3	(○) 32.9
Special Profit and Loss, net	5.0	3.6	8.6	(13.7)	(10.1)	(23.7)	(○) 13.7	(○) 32.3
Income Taxes	28.7	19.2	47.9	17.7	14.2	31.9	(×) 5.0	(×) 15.9
Minority Interest	6.9	4.5	11.4	5.0	3.4	8.4	(×) 1.1	(×) 3.0
Net Income	52.5	33.3	85.8	18.0	21.5	39.5	(○) 11.8	(○) 46.3

<1> Scope of Consolidation

(1) Consolidated subsidiaries　　108 (5 additions, 4 reductions)
(2) Equity method affiliates　　17 (2 reductions)

<2> FY2005 3Q (3 months ended December 31, 2005)

(1) Factors in ¥4.3 billion increase in the Income before Special Items

① Operating Income (○) ¥1.1bn
- Petroleum (×) ¥3.2bn
- Resources & Non-ferrous Metals (○) ¥2.1bn
- Electronic Materials (○) ¥2.0bn
- Metal Fabrication (○) ¥0.3bn
- Others (×) ¥0.2bn

② Other Income and Expense, net (○) ¥3.2bn
- Interest and dividend income (○) ¥0.7bn
- Amortization of consolidation adjustment account (×) ¥0.8bn
- Equity in income of non-consolidated subsidiaries and affiliates (○) ¥5.4bn
- Interest expenses (○) ¥0.4bn
- Others (×) ¥2.5bn

(2) Breakdown of Special profit and Loss, net ¥3.6 billion

- Gain on sales of investments in securities ¥2.3bn
- Bad debt recovery ¥2.3bn
- Gain on sales of property, plant and equipment ¥0.2bn
- Loss on disposal of property, plant and equipment (¥0.7bn)
- Others (¥0.5bn)

<3> FY2005 1Q－3Q (9 months ended December 31, 2005)

(1) Factors in ¥32.9 billion increase in the Income before Special Items

① Operating Income (○) ¥17.3bn
- Petroleum (○) ¥9.4bn
- Resources & Non-ferrous Metals (○) ¥7.1bn
- Electronic Materials -
- Metal Fabrication (×) ¥2.6bn
- Others (○) ¥3.3bn

② Other Income and Expense, net (○) ¥15.6bn
- Interest and dividend income (○) ¥1.1bn
- Amortization of consolidation adjustment account (×) ¥2.2bn
- Equity in income of non-consolidated subsidiaries and affiliates (○) ¥15.6bn
- Interest expenses (○) ¥1.5bn
- Others (×) ¥0.4bn

(2) Breakdown of Special profit and Loss, net ¥8.6 billion

- Gain on sales of investments in securities ¥6.1bn
- Gain on sales of property, plant and equipment ¥3.7bn
- Gain on proceeds from casualty insurance ¥2.6bn
- Bad debt recovery ¥2.3bn
- Loss on disposal of property, plant and equipment (¥2.9bn)
- Impairment losses (¥0.8bn)
- Reorganization and restructuring costs (¥0.7bn)
- Others (¥1.7bn)

<4> Segments

(Billions of Yen)

		FY2005			FY2004			Differences (Total)
		1H	3Q	Total	1H	3Q	Total	
Petroleum	Net Sales	1,092.9	637.2	1,730.1	901.5	544.3	1,445.8	(○) 284.3
	Operating Income	42.5	29.8	72.3	29.9	33.0	62.9	(○) 9.4
	Income before Special Items	42.0	29.4	71.4	26.5	33.9	60.4	(○) 11.0
Resources & Non-ferrous Metals	Net Sales	213.0	122.6	335.6	189.0	95.3	284.3	(○) 51.3
	Operating Income	12.6	5.7	18.3	7.5	3.6	11.1	(○) 7.1
	Income before Special Items	32.5	17.6	50.0	19.5	11.5	31.0	(○) 19.0
Electronic Materials	Net Sales	47.4	28.8	76.2	46.7	21.9	68.6	(○) 7.6
	Operating Income	5.1	3.6	8.7	7.1	1.6	8.7	-
	Income before Special Items	4.3	3.3	7.6	6.4	1.2	7.5	(○) 0.1
Metal Fabrication	Net Sales	24.5	15.1	39.6	28.6	13.3	41.9	(×) 2.2
	Operating Income	2.5	2.4	4.9	5.4	2.1	7.5	(×) 2.6
	Income before Special Items	2.7	2.4	5.1	5.4	2.1	7.5	(×) 2.5
Others	Net Sales	10.9	5.5	16.5	29.2	4.2	33.5	(×) 17.0
	Operating Income	0.7	0.2	0.9	(2.8)	0.3	(2.5)	(○) 3.3
	Income before Special Items	1.6	0.7	2.3	(3.3)	0.3	(2.9)	(○) 5.3
Eliminations	Net Sales	(23.6)	(15.6)	(39.3)	(24.8)	(10.1)	(34.9)	(×) 4.3
Total	Net Sales	1,365.1	793.6	2,158.7	1,170.1	668.9	1,839.0	(○) 319.7
	Operating Income	63.4	41.7	105.1	47.2	40.6	87.8	(○) 17.3
	Income before Special Items	83.1	53.3	136.5	54.4	49.1	103.5	(○) 32.9

※ Net Sales of each segments includes inter-segment sales.
※ Income of eliminations and corporate income are included in Others.

<5> Key Data

		FY2005			FY2004		
		1H	3Q	Total	1H	2H	Total
All Segments	Exchange Rate (¥／$)	109	117	112	110	106	109
Petroleum	Dubai Spot Price ($／BBL)	51.6	52.9	52.0	34.8	35.5	35.0
	Market Price of Paraxylene ($／t) ACP Base	919	1,007	948	806	993	868
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	162	195	173	128	140	132
	Electrolytic Copper Sales (1000tons)	302	141	443	313	151	464
Electronic Materials	Electrodeposited Copper Foil Sales (ton／month)	2,097	1,877	2,024	2,735	2,313	2,594
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,021	5,021	3,688	4,102	2,716	3,640
	ITO Target Sales (tons／month)	24.2	29.0	25.8	19.1	21.0	19.7
Metal Fabrication	Wrought copper products (1000tons)	17	9	26	19	8	27
	Special Steel Products (1000tons)	2	1	3	6	2	8
	High Quality Products Ratio	41%	45%	43%	30%	27%	29%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results

(Billions of Yen)

	FY2005			FY2004			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	1,092.9	637.2	1,730.1	901.5	544.3	1,445.8	(○) 284.3
Operating Income	42.5	29.8	72.3	29.9	33.0	62.9	(○) 9.4
Income before Special Items	42.0	29.4	71.4	26.5	33.9	60.4	(○) 11.0

Factors in ¥11.0 billion increase in the Income before Special Items

- Effect of inventory valuation (○) ¥23.3bn
  * 04/1Q-3Q: ¥12.9bn → 05/1Q-3Q: ¥36.2bn
- Influence of a fire and a natural disaster in FY2004 (○) ¥5.5bn
- Decrease in income for petrochemical business (×) ¥7.0bn
- Others (×)¥12.4bn
  * Energy cost and Periodic repair cost up
- Other income and expenses (○)¥1.6bn
  * Increase in equity in income of non-consolidated subsidiaries and affiliates

(2) Sales volume and growth rate

	Domestic sales volume (Thousands of KL)			Growth rate
	FY2005			(05/1Q-3Q vs. 04/1Q-3Q)
	1H	3Q	Total	
Gasoline	3,167	1,554	4,722	97.7%
Naphtha	1,950	920	2,870	115.5%
Jet Fuel	322	143	465	86.8%
Kerosene	734	878	1,612	103.5%
Gas Oil	2,185	1,122	3,307	99.5%
A Heavy Fuel	1,282	730	2,012	107.0%
C Heavy Fuel	1,261	637	1,898	112.7%
Total	**10,902**	**5,984**	**16,886**	**103.6%**
Gasoline & Middle Distillation	7,369	4,284	11,653	100.5%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(Millions of KL)

		FY2005			FY2004				
		Apr-Jun	Jul-Sep	Oct-Dec	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining volume	5.89	7.30	7.25	6.24	6.67	7.40	7.37	27.67
	Utilization rate	70%	86%	85%	74%	78%	86%	88%	81%
	Comparison with Previous Year	94%	110%	98%	89%	104%	107%	100%	100%
Mizushima	Refining volume	1.97	2.69	2.79	2.86	2.42	2.94	2.83	11.04
	Utilization rate	68%	92%	94%	97%	81%	98%	96%	93%
	Comparison with Previous Year	69%	111%	95%	110%	102%	126%	101%	109%
Kashima	Refining volume	2.57	2.59	2.64	1.60	2.29	2.59	2.62	9.11
	Utilization rate	94%	93%	95%	58%	83%	93%	97%	83%
	Comparison with Previous Year	161%	113%	102%	65%	105%	99%	101%	92%

※ Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 205,200 Barrels/Day
Kashima Oil Kashima Refinery : 190,000 Barrels/Day
Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2005			FY2004			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	213.0	122.6	335.6	189.0	95.3	284.3	(○) 51.3
Operating Income	12.6	5.7	18.3	7.5	3.6	11.1	(○) 7.1
Income before Special Items	32.5	17.6	50.0	19.5	11.5	31.0	(○) 19.0

Factors in ¥19.0 billion increase in the Income before Special Items

- Nippon Mining & Metals and consolidated subsidiaries (○) ¥6.7bn
  - * Metal prices up
  - * Copper premium improvement
  - * TC/RC improvement, etc.
- Equity in income of affiliates (○)¥12.3bn
  - * Minera Los Pelambres (○) ¥9.4bn (Copper and molybdenum prices up, etc.)
  - * LS-Nikko (○) ¥2.3bn (TC/RC improvement, Sales increase, etc.)

(2) Price and Sales Volume

		FY2005			FY2004			Differences
		1H	3Q	Total	1H	2H	Total	Total
Price	Copper (¢/lb)	162	195	173	128	140	132	(+) 41
	Zinc ($/t)	1,285	1,640	1,403	1,004	1,114	1,040	(+) 363
	Gold ($/TOZ)	433	486	451	397	434	410	(+) 41
	Platinum ($/TOZ)	883	958	908	834	848	839	(+) 69
	Palladium ($/TOZ)	189	240	206	236	208	227	(-) 21
Sales Volume (Thousand tons)	Copper	302	141	443	313	151	464	(-) 21
	Zinc	38	19	56	42	22	64	(-) 8

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2005			FY2004			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	47.4	28.8	76.2	46.7	21.9	68.6	(○) 7.6
Operating Income	5.1	3.6	8.7	7.1	1.6	8.7	-
Income before Special Items	4.3	3.3	7.6	6.4	1.2	7.5	(○) 0.1

Factors in ¥0.1billion increase in the Income before Special Items

- Operating Income -
  - * Electro deposited copper foil (×) ¥0.9bn
  - * Treated rolled copper foil (×) ¥0.6bn
  - * Sputtering target (○)¥2.0bn
  - * Compound semiconductor materials and others (○)¥0.1bn
  - * Expenses including research and development cost (×)¥0.6bn

- Other Income and Expenses (○)¥0.1bn
  - * Exchange gain or loss (×) ¥0.2bn
  - * Interest expenses (○)¥0.2bn

(2) Breakdown by Products

(Billions of Yen)

		FY2005			FY2004			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Electro Deposited and Treated Rolled Copper Foil	Net Sales	17.4	10.9	28.3	21.5	9.2	30.7	(×) 2.4
	Operating Income	(0.1)	0.8	0.7	2.0	0.2	2.2	(×) 1.5
Target	Net Sales	24.4	14.9	39.3	19.5	10.2	29.7	(○) 9.6
	Operating Income	6.6	3.6	10.2	6.1	2.1	8.2	(○) 2.0
Compound Semiconductor Materials and Others	Net Sales	5.6	3.0	8.6	5.7	2.5	8.2	(○) 0.4
	Operating Income	(1.4)	(0.8)	(2.2)	(1.0)	(0.7)	(1.7)	(×) 0.5
Total	Net Sales	47.4	28.8	76.2	46.7	21.9	68.6	(○) 7.6
	Operating Income	5.1	3.6	8.7	7.1	1.6	8.7	-

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2005			FY2004			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	24.5	15.1	39.6	28.6	13.3	41.9	(×) 2.2
Operating Income	2.5	2.4	4.9	5.4	2.1	7.5	(×) 2.6
Income before Special Items	2.7	2.4	5.1	5.4	2.1	7.5	(×) 2.5

Factors in ¥2.5 billion decrease in the Income before Special Items

- Sales increase (○) ¥0.6bn
  - * Corson alloy (○) ¥0.4bn
- Sales decrease (×) ¥2.3bn
  - * Stainless steel for electron guns for CRT (×) ¥1.3bn
  - * Copper foil (×) ¥0.7bn
  - * Phosphor bronze (×) ¥0.2bn
- Copper price up (○) ¥0.1bn
- Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (×) ¥0.4bn
- Woojin Precision Industry Co., Ltd. (×) ¥0.4bn
- Others (×) ¥0.1bn

(2) Sales by Products

(Billions of Yen)

		FY2005			FY2004			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Wrought copper	Phosphor bronze	6.7	3.9	10.6	6.8	3.2	10.0	(○) 0.6
	Corson alloy	3.0	1.8	4.8	2.9	1.1	4.0	(○) 0.8
	Copper foil	2.4	2.3	4.7	4.1	1.1	5.2	(×) 0.5
	Others	4.2	2.5	6.7	3.6	1.8	5.4	(○) 1.3
Special steel	Stainless steel	0.9	0.5	1.4	2.3	1.1	3.4	(×) 2.0
	High-nickel alloy	1.6	1.1	2.7	3.4	1.8	5.2	(×) 2.5
	Others	0.2	-	0.2	0.2	-	0.2	-
Others (Precision manufacturing etc.)		5.5	3.0	8.5	5.3	3.2	8.5	-
Total		24.5	15.1	39.6	28.6	13.3	41.9	(×) 2.2

<5> Others

(1) Operating Results

(Billions of Yen)

	FY2005			FY2004			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	10.9	5.5	16.5	29.2	4.2	33.5	(×) 17.0
Operating Income	0.7	0.2	0.9	(2.8)	0.3	(2.5)	(○) 3.3
Income before Special Items	1.6	0.7	2.3	(3.3)	0.3	(2.9)	(○) 5.3

※ Income of eliminations and corporate income are included in the above.

(2) Main independent operating company included in the operating results above.

(Billions of Yen)

		FY2005			FY2004		
		1H	3Q	Total	1H	3Q	Total
CCS	Net Sales	6.6	2.9	9.5	6.4	2.5	9.0
	Income before Special Items	0.2	0.1	0.3	0.1	0.0	0.1

II Annual Forecasts FY2005

1. Comparison with FY2004

<1> Key Data

		FY2005			FY2004		
		1H	2H(e)	Total	1H	2H	Total
All Segments	Exchange Rate (¥／$)	109	116	113	110	105	108
Petroleum	Dubai Spot Price ($／BBL)	51.6	55.0	53.3	34.8	38.4	36.6
	Market Price of Paraxylene ($／t) ACP Base	919	1,014	966	806	972	889
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	162	198	180	128	144	136
	Electrolytic Copper Sales (1000 tons)	302	288	590	313	295	607
Electronic Materials	Electro deposited Copper Foil Sales (tons／month)	2,097	2,039	2,068	2,735	1,965	2,350
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,021	4,334	3,677	4,102	2,685	3,393
	ITO Target Sales (tons／month)	24.2	28.9	26.5	19.1	20.2	19.7
Metal Fabrication	Wrought copper products (1000 tons)	17	20	37	19	16	35
	Special Steel Products (1000 tons)	2	3	5	6	5	10
	High Quality Products Ratio	41%	45%	43%	30%	29%	30%

※ FY 2005 2H (e) : Estimation

<2> Operating Forecasts (consolidated)

(Billions of Yen)

	FY2005			FY2004			Differences (FY2005-FY2004)
	1H	2H(e)	Total	1H	2H	Total	
Net Sales	1,365.1	1,634.9	3,000.0	1,170.1	1,332.4	2,502.5	(○) 497.5
Operating Income	63.4	68.6	132.0	47.2	78.4	125.6	(○) 6.4
Income before Special Items	83.1	89.9	173.0	54.4	93.6	148.1	(○) 25.0
Net Income	52.5	33.5	86.0	18.0	32.6	50.6	(○) 35.4
Ratio of Income before Special Items to Net Sales	6.1%	5.5%	5.8%	4.7%	7.0%	5.9%	(×) 0.1%
Earnings Per Share (yen)			101.5			63.8	(+) 37.7
Number of Shares (1000 Shares)			847,036			789,165	(+) 57,871

<3> Operating Forecasts by Segments

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Petroleum	Net Sales	1,092.9	1,307.1	2,400.0	901.5	1,084.9	1,986.4	(○) 191.4	(○) 222.2	(○) 413.6
	Operating Income	42.5	49.5	92.0	29.9	62.4	92.3	(○) 12.6	(×) 12.9	(×) 0.3
	Income before Special Items	42.0	49.0	91.0	26.5	61.4	87.8	(○) 15.6	(×) 12.4	(○) 3.2
Resources & Non-ferrous Metals	Net Sales	213.0	252.0	465.0	189.0	189.7	378.7	(○) 24.0	(○) 62.3	(○) 86.3
	Operating Income	12.6	9.9	22.5	7.5	9.1	16.7	(○) 5.0	(○) 0.8	(○) 5.8
	Income before Special Items	32.5	32.0	64.5	19.5	27.0	46.4	(○) 13.0	(○) 5.0	(○) 18.0
Electronic Materials	Net Sales	47.4	55.6	103.0	46.7	42.3	89.0	(○) 0.7	(○) 13.3	(○) 14.0
	Operating Income	5.1	4.4	9.5	7.1	2.9	10.0	(×) 2.0	(○) 1.5	(×) 0.5
	Income before Special Items	4.3	3.7	8.0	6.4	1.4	7.7	(×) 2.0	(○) 2.3	(○) 0.3
Metal Fabrication	Net Sales	24.5	29.5	54.0	28.6	25.8	54.3	(×) 4.0	(○) 3.7	(×) 0.3
	Operating Income	2.5	4.0	6.5	5.4	3.2	8.6	(×) 2.9	(○) 0.8	(×) 2.1
	Income before Special Items	2.7	3.8	6.5	5.4	3.1	8.6	(×) 2.8	(○) 0.7	(×) 2.1
Others	Net Sales	10.9	13.1	24.0	29.2	11.4	40.7	(×) 18.3	(○) 1.7	(×) 16.6
	Operating Income	0.7	0.8	1.5	(2.8)	0.8	(2.0)	(○) 3.5	–	(○) 3.5
	Income before Special Items	1.6	1.4	3.0	(3.3)	0.8	(2.5)	(○) 4.9	(○) 0.6	(○) 5.5
Eliminations	Net Sales	(23.6)	(22.4)	(46.0)	(24.8)	(21.7)	(46.5)	(○) 1.2	(×) 0.7	(○) 0.5
Total	Net Sales	1,365.1	1,634.9	3,000.0	1,170.1	1,332.4	2,502.5	(○) 195.0	(○) 302.5	(○) 497.5
	Operating Income	63.4	68.6	132.0	47.2	78.4	125.6	(○) 16.2	(×) 9.8	(○) 6.4
	Income before Special Items	83.1	89.9	173.0	54.4	93.6	148.1	(○) 28.7	(×) 3.7	(○) 25.0

※Net Sales of each segment includes inter-segments sales.

<4> Income before Special Items (FY2005 vs FY2004)

(Billions of Yen)

	FY2005 (e)	FY2004	Differences	Notes
Petroleum	91.0	87.8	(○) 3.2	➢ Effect of inventory valuation (○) 29.9 (FY04:17.5→FY05:47.4) ➢ Influence of a fire and a natural disaster in FY2004 (○) 5.5 ➢ Petrochemicals (×) 9.5 ➢ Others (×) 26.2 (Energy cost up, etc.) ➢ Other income or expenses (○) 3.5
Resources & Non-ferrous Metals	64.5	46.4	(○) 18.0	➢ Nippon Mining & Metals and consolidated subsidiaries (○) 4.8 • Metal price up • Copper premium improvement • TC/RC improvement, etc. ➢ Equity method in affiliated companies (○) 13.2 • Minera Los Pelambres (○) 10.1 (Copper & Molybdenum price up) • LS-Nikko (○) 3.9 (TC/RC improvement, Others)
Electronic Materials	8.0	7.7	(○) 0.3	➢ Sales decrease of electro deposited copper foil ➢ Sales increase of sputtering target for LSI
Metal Fabrication	6.5	8.6	(×) 2.1	➢ Sales decrease of stainless steel for electron guns for CRT
Others	3.0	(2.5)	(○) 5.5	➢ By decrease in equity of am/pm Japan ➢ Removal of cost for offering of treasury stock in FY 2004
Total	173.0	148.1	(○) 25.0	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	1,092.9	1,307.1	2,400.0	901.5	1,084.9	1,986.4	(○)191.4	(○)222.2	(○)413.6
Operating Income	42.5	49.5	92.0	29.9	62.4	92.3	(○) 12.6	(×) 12.9	(×) 0.3
Income before Special Items	42.0	49.0	91.0	26.5	61.4	87.8	(○) 15.6	(×) 12.4	(○) 3.2

(2) Sales volume and growth rate of fuel oil

	Domestic sales volume (Thousands of KL)			Growth rate
	FY2005 (e)	FY2004	Differences	
Gasoline	6,180	6,298	(-) 118	98.1%
Naphtha	3,830	3,426	(+) 404	111.9%
Jet Fuel	620	703	(-) 83	88.7%
Kerosene	3,110	2,868	(+) 242	108.4%
Gas Oil	4,370	4,417	(-) 47	98.8%
A Heavy Fuel	2,790	2,723	(+) 67	102.4%
C Heavy Fuel	2,610	2,366	(+) 244	110.5%
Total	**23,510**	**22,801**	(+) 709	**103.1%**
Gasoline & Middle Distillation	16,450	16,306	(+) 144	100.8%

(3) Number of JOMO Service Stations

	2001 Mar. 31	2002 Mar. 31	2003 Mar. 31	2004 Mar. 31	2005 Mar. 31	2005 Sep. 30	2005 Dec. 31
Owned by Japan Energy (Self-SS)	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,172 (297)	1,160 (318)	1,156 (339)
Owned by wholesalers and others (Self-SS)	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,851 (143)	2,816 (159)	2,799 (176)
Total (Self-SS)	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,023 (440)	3,976 (477)	3,955 (515)

(4) Petrochemical Profit

(Billions of Yen)

FY2005 (e)	FY2004	FY2003	FY2002
15.0	24.5	8.5	5.5

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	213.0	252.0	465.0	189.0	189.7	378.7	(○)24.0	(○)62.3	(○)86.3
Operating Income	12.6	9.9	22.5	7.5	9.1	16.7	(○) 5.0	(○) 0.8	(○) 5.8
Income before Special Items	32.5	32.0	64.5	19.5	27.0	46.4	(○)13.0	(○) 5.0	(○)18.0

(2) Price and Sales Volume

		FY2005			FY2004		
		1H	2H (e)		1H	2H	
Price	Copper (¢/lb)	162	198	180	128	144	136
	Zinc ($/t)	1,285	1,667	1,476	1,004	1,215	1,109
	Gold ($/TOZ)	433	488	461	397	431	414
	Platinum ($/TOZ)	883	954	919	834	856	845
	Palladium ($/TOZ)	189	240	215	236	198	217
Sales Volume (Thousand tons)	Electrolytic Copper	302	288	590	313	295	607
	Zinc	38	43	80	42	43	85

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H (e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	47.4	55.6	103.0	46.7	42.3	89.0	(○) 0.7	(○) 13.3	(○) 14.0
Operating Income	5.1	4.4	9.5	7.1	2.9	10.0	(×) 2.0	(○) 1.5	(×) 0.5
Income before Special Items	4.3	3.7	8.0	6.4	1.4	7.7	(×) 2.0	(○) 2.3	(○) 0.3

(2) Breakdown by products

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Electro Deposited and Treated Rolled Copper Foil	Net Sales	17.4	21.0	38.4	21.5	16.8	38.3	(×) 4.1	(○) 4.2	(○) 0.1
	Operating Income	(0.1)	0.6	0.5	2.0	(0.3)	1.7	(×) 2.1	(○) 0.9	(×) 1.2
Target	Net Sales	24.4	28.9	53.3	19.5	20.5	40.0	(○) 4.9	(○) 8.4	(○) 13.3
	Operating Income	6.6	5.5	12.1	6.1	4.8	10.9	(○) 0.5	(○) 0.7	(○) 1.2
Compound semiconductor materials and Others	Net Sales	5.6	5.7	11.3	5.7	5.0	10.7	(×) 0.1	(○) 0.7	(○) 0.6
	Operating Income	(1.4)	(1.7)	(3.1)	(1.0)	(1.6)	(2.6)	(×) 0.4	(×) 0.1	(×) 0.5
Total	Net Sales	47.4	55.6	103.0	46.7	42.3	89.0	(○) 0.7	(○) 13.3	(○) 14.0
	Operating Income	5.1	4.4	9.5	7.1	2.9	10.0	(×) 2.0	(○) 1.5	(×) 0.5

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts

(Billions of Yen)

	FY2005			FY2004			Differences		
	1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Net Sales	24.5	29.5	54.0	28.6	25.8	54.3	(×)4.0	(○)3.7	(×)0.3
Operating Income	2.5	4.0	6.5	5.4	3.2	8.6	(×)2.9	(○)0.8	(×)2.1
Income before Special Items	2.7	3.8	6.5	5.4	3.1	8.6	(×)2.8	(○)0.7	(×)2.1

(2) Breakdown by products

(Billions of Yen)

		FY2005			FY2004			Differences		
		1H	2H(e)	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	6.7	8.3	14.9	6.8	6.3	13.1	(×)0.1	(○)2.0	(○)1.8
	Corson alloy	3.0	3.9	7.0	2.9	2.3	5.2	(○)0.1	(○)1.6	(○)1.8
	Copper foil	2.4	4.0	6.4	4.1	2.1	6.2	(×)1.7	(○)1.9	(○)0.2
	Others	4.2	5.1	9.3	3.6	3.7	7.3	(○)0.6	(○)1.4	(○)2.0
Special steel	Stainless steel	0.9	1.2	2.1	2.3	2.3	4.6	(×)1.4	(×)1.1	(×)2.5
	High-nickel alloy	1.6	2.4	4.1	3.4	3.4	6.8	(×)1.8	(×)1.0	(×)2.7
	Others	0.2	0.2	0.3	0.2	0.1	0.3	-	(○)0.1	-
Others (precision manufacturing etc.)		5.5	4.4	9.9	5.3	5.6	10.8	(○)0.2	(×)1.2	(×)0.9
Total		24.5	29.5	54.0	28.6	25.8	54.3	(×)4.0	(○)3.7	(×)0.3

3. Comparison with the previous forecasts

<1> Key Data

		FY2005 (full year)		
		Revised forecasts	Previous forecasts (Nov. 10)	Differences
All Segments	Exchange Rate (¥/$)	113	110	(+) 3
Petroleum	Dubai Spot Price ($/BBL)	53.3	50.8	(+) 2.5
	Market Price of Paraxylene ($/t) ACP Base	966	970	(-) 4
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	180	161	(+) 19
	Electrolytic Copper Sales (1000 tons)	590	592	(-) 2
Electronic Materials	Electro deposited Copper Foil Sales (tons/month)	2,068	2,112	(-) 44
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,677	3,361	(+) 316
	ITO Target Sales (tons/month)	26.5	27.1	(-) 0.6
Metal Fabrication	Wrought copper products (1000 tons)	37	36	(+) 1
	Special Steel Products (1000 tons)	5	5	-
	High Quality Products Ratio(%)	43%	41%	(+) 2%

<2> Annual Forecasts

(Billions of Yen)

	FY2005 (full year)		
	Revised forecasts	Previous forecasts (Nov. 10)	Differences
Net Sales	3,000.0	2,870.0	(○) 130.0
Operating Income	132.0	109.0	(○) 23.0
Income before Special Items	173.0	145.0	(○) 28.0
Net Income	86.0	75.0	(○) 11.0
Ratio of Income before Special Items to Net Sales	5.8%	5.1%	(○) 0.7%
Earnings Per Share (yen)	101.5	88.5	(+) 13.0
Number of Share (1000 Shares)	847,036	847,047	(-) 11

<3> Segment Information

(Billions of Yen)

		FY2005 (full year)		
		Revised forecasts	Previous forecasts (Nov. 10)	Differences
Petroleum	Net Sales	2,400.0	2,320.0	(○) 80.0
	Operating Income	92.0	75.0	(○) 17.0
	Income before Special Items	91.0	73.0	(○) 18.0
Resources & Non-ferrous Metals	Net Sales	465.0	419.0	(○) 46.0
	Operating Income	22.5	19.5	(○) 3.0
	Income before Special Items	64.5	58.0	(○) 6.5
Electronic Materials	Net Sales	103.0	100.0	(○) 3.0
	Operating Income	9.5	7.5	(○) 2.0
	Income before Special Items	8.0	5.5	(○) 2.5
Metal Fabrication	Net Sales	54.0	52.0	(○) 2.0
	Operating Income	6.5	5.5	(○) 1.0
	Income before Special Items	6.5	5.5	(○) 1.0
Others	Net Sales	24.0	24.0	—
	Operating Income	1.5	1.5	—
	Income before Special Items	3.0	3.0	—
Eliminations	Net Sales	(46.0)	(45.0)	(×) 1.0
Total	Net Sales	3,000.0	2,870.0	(○) 130.0
	Operating Income	132.0	109.0	(○) 23.0
	Income before Special Items	173.0	145.0	(○) 28.0

※ Net Sales of each segment includes inter-segments sales.

<4> Income before Special Items FY2005 (full year)

(Billions of Yen)

	Revised forecasts	Previous forecasts (Nov. 10)	Differences	Notes
Petroleum	91.0	73.0	(○)18.0	➢ Effect of inventory valuation (○) 20.0 ➢ Petrochemicals (×) 2.0
Resources & Non-ferrous Metals	64.5	58.0	(○) 6.5	➢ Nippon Mining & Metals and consolidated subsidiaries (○) 3.1 ・ Copper price up ・ Depreciation of the yen ➢ Equity method in affiliated companies (○) 3.4 ・ Minera Los Pelambres (Copper price up)
Electronic Materials	8.0	5.5	(○) 2.5	➢ Effect of inventory valuation ➢ Sales increase of treated rolled copper foil ➢ Sales increase of sputtering target for LSI
Metal Fabrication	6.5	5.5	(○) 1.0	➢ Sales Increase in IT related products (Copper foil, etc.)
Others	3.0	3.0	—	
Total	173.0	145.0	(○)28.0	

4. Quarterly Review

(Billions of Yen)

		FY2005						
		1Q	2Q	1H	3Q	4Q (Forecasts)	2H (Forecasts)	Total (Forecasts)
Petroleum	Net Sales	509.8	583.1	1,092.9	637.2	669.9	1,307.1	2,400.0
	Operating Income	27.0	15.5	42.5	29.8	19.7	49.5	92.0
	Income before Special Items	27.0	15.0	42.0	29.4	19.6	49.0	91.0
Resources & Non-ferrous Metals	Net Sales	100.4	112.6	213.0	122.6	129.4	252.0	465.0
	Operating Income	5.3	7.3	12.6	5.7	4.2	9.9	22.5
	Income before Special Items	14.7	17.8	32.5	17.6	14.4	32.0	64.5
Electronic Materials	Net Sales	22.6	24.8	47.4	28.8	26.8	55.6	103.0
	Operating Income	2.6	2.5	5.1	3.6	0.8	4.4	9.5
	Income before Special Items	2.2	2.1	4.3	3.3	0.4	3.7	8.0
Metal Fabrication	Net Sales	12.0	12.5	24.5	15.1	14.4	29.5	54.0
	Operating Income	1.7	0.8	2.5	2.4	1.6	4.0	6.5
	Income before Special Items	1.8	0.8	2.7	2.4	1.4	3.8	6.5
Others	Net Sales	4.1	6.8	10.9	5.5	7.6	13.1	24.0
	Operating Income	0.0	0.7	0.7	0.2	0.6	0.8	1.5
	Income before Special Items	0.6	1.0	1.6	0.7	0.7	1.4	3.0
Eliminations	Net Sales	(12.0)	(11.7)	(23.6)	(15.6)	(6.8)	(22.4)	(46.0)
Total	Net Sales	636.9	728.2	1,365.1	793.6	841.3	1,634.9	3,000.0
	Operating Income	36.6	26.8	63.4	41.7	26.9	68.6	132.0
	Income before Special Items	46.4	36.8	83.1	53.3	36.6	89.9	173.0

※ Net Sales of each segment includes inter-segment sales.
※ Income of eliminations and corporate income are included in Others.

Ⅲ Consolidated Balance Sheet, Consolidated Cash Flows etc.

1. Consolidated Balance Sheet

(Billions of Yen)

	Dec. 31 2005	Mar. 31 2005[A]	Differences	Mar. 31 2006 (Forecasts) [B]	[B]−[A]
Current Assets	882.9	677.1	(+) 205.9	1,797.0	(+) 216.9
Fixed Assets	958.7	903.1	(+) 55.6		
Total Assets	1,841.7	1,580.1	(+) 261.5	1,797.0	(+) 216.9
Current Liabilities	914.0	756.8	(+) 157.1	1,300.0	(+) 111.3
Long-term Liabilities	430.2	431.9	(−) 1.7		
Minority Interest	43.7	37.9	(+) 5.8	43.0	(+) 5.1
Total Shareholders' Equity	453.8	353.4	(+) 100.4	454.0	(+) 100.6
Shareholders' Equity Ratio	24.6%	22.4%	(+) 2.2%	25.3%	(+) 2.9%
BPS ※	¥535.76	¥416.98	(+) ¥118.78	¥535.99	(+) ¥119.01
Interest-Bearing Debt	699.8	643.8	(+) 56.0	710.0	(+) 66.2

※ BPS is divided by 847,036 thousand, issued shares as of December 31, 2005.

<1> Factors in Change from March 31, 2005 to December 31, 2005

(Billions of Yen)

Assets (+) 261.5	Cash and cash equivalents (−) 5.6, Notes and account receivable, trade (+) 70.4, Inventories (+) 124.2, Property, plant and equipment(PPE) and intangible assets (+)7.3 (Capital expenditures (+) 42.6, Depreciation and amortization (−) 33.3, Sales and disposal of PPE and others (−)2.0), Acquisition of investments in securities and lending of loans (+) 7.7, Sales or maturities of investments in securities and collection of loans (−) 7.8, Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies (+) 18.3, Unrealized gain on marketable securities (+) 27.7, Others (+) 19.3
Liabilities (+) 155.4	Interest-bearing debt (+) 56.0, Trade payables (+) 84.1 (influence of national holiday (+) 23.1), Accrued income taxes (−) 11.8, Deferred tax liabilities (+) 15.6, Others (+) 11.5
Minority Interest (+) 5.8	
Shareholders' Equity (+) 100.4	Net income (+) 85.8, Cash dividends paid (−) 8.5, Unrealized gain on marketable securities (+) 16.7, Others (+) 6.4

<2> Factors in Change from March 31, 2005 to March 31, 2006 (Forecasts)

(Billions of Yen)

Assets (+) 216.9	Cash and cash equivalents (−) 12.5, Trade receivables and Inventories (+)146.9, Capital expenditures (+) 78.2, Depreciation and amortization (−) 44.8, Acquisition of investments in securities and lending of loans (+) 8.1, Sales or maturities of investments in securities and collection of loans (−) 8.7, Difference in equity in income of non-consolidated subsidiaries and affiliates and dividend received from such companies (+) 19.6, Others (+) 30.1
Liabilities (+) 111.3	Interest-bearing debt (+) 66.2, Trade payables (+) 8.4, Others (+) 36.7
Minority Interest (+) 5.1	
Shareholders'	Net income (+) 86.0, Cash dividends paid (−) 8.5,

Equity (+) 100.6	Unrealized gain on marketable securities (+) 23.1

2. Consolidated Cash Flows

(Billions of Yen)

	FY2005 1H	FY2005 3Q	Total	FY2004	FY2005 (Forecasts)
Cash Flows from Operating Activities	(+) 9.6	(-) 22.4	(-) 12.8	(+) 45.4	(+) 6.8
Cash Flows from Investing Activities	(-) 11.9	(-) 18.1	(-) 30.1	(-) 15.2	(-) 63.6
Cash Flows from Financing Activities	(-) 2.9	(+) 37.1	(+) 34.2	(-) 38.7	(+) 41.3
Effect of Exchange Rate Changes	(+) 0.8	(+) 1.1	(+) 1.9	(+) 0.1	-
Net Decrease in Cash and Cash Equivalents	(-) 4.4	(-) 2.3	(-) 6.7	(-) 8.4	(-) 15.5

<1> Factors in Change from March 31, 2005 to December 31, 2005

(1) Cash Flows from Operating Activities (-) 12.8

Income before Special Items (+) 136.5, Depreciation and amortization (+) 33.3,
Trade receivables, inventories and trade payables (-) 114.2,
Equity in income of non-consolidated subsidiaries and affiliates (-) 36.7,
Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 18.4, Income taxes paid (-) 54.5, Others (+) 4.4

(2) Cash Flows from Investing Activities (-) 30.1

Investments in PPE and intangible assets (-) 43.2, Acquisition of investments in securities and lending of loans (-) 7.7, Sales or maturities of investments in securities and collection of loans (+) 13.9, Others (+) 6.9

(3) Cash Flows from Financing Activities (+) 34.2

Interest-bearing debt (+) 50.6, Cash dividends paid (-) 8.5, Others (-) 7.9

<2> Factors in Change from March 31, 2005 to March 31, 2006 (Forecasts)

(1) Cash Flows from Operating Activities (+) 6.8

Income before Special Items (+) 173.0, Depreciation and amortization (+) 44.8,
Trade receivables, inventories and trade payables (-) 142.1,
Equity in income of non-consolidated subsidiaries and affiliates (-) 49.0,
Dividend received from non-consolidated subsidiaries and affiliates accounted for by equity method (+) 29.4, Others (-) 49.3

(2) Cash Flows from Investing Activities (-) 63.6

Investments in PPE and intangible assets (-) 78.2, Acquisition of investments in securities and lending of loans (-) 8.1, Sales or maturities of investments in securities and collection of loans (+) 15.7, Others (+) 7.0

(3) Cash Flows from Financing Activities (+) 41.3

Interest-bearing debt (+) 60.8,
Cash dividends paid (-) 8.5, Others (-) 11.0

<3> Dividends

FY2004 (Actual)				FY2005 (Expected)			
Interim	Final	Annual	Payment amount	Interim	Final	Annual	Payment amount
--	¥10.00	¥10.00	¥ 8,478 million	--	¥12.00	¥12.00	¥ 10,173 million

※ Payment amount (FY2005, expected) is multiplied by 847,746 thousand, issued shares as of December 31, 2005.

<4> Interest-bearing Debt

(Billions of Yen)

	December 31 2005	March 31 2005	Differences
Petroleum	442.9	438.7	(+) 4.2
Resources & Non-ferrous Metals	126.4	112.8	(+) 13.6
Electronic Materials	87.7	64.0	(+) 23.7
Metal Fabrication	25.4	19.7	(+) 5.7
Others	17.4	8.6	(+) 8.8
Total	699.8	643.8	(+) 56.0

※ Others includes eliminations or corporate.

<5> Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002 (A)	Mar. 31 2004	Mar. 31 2005	Dec. 31 2005 (B)	(B)-(A)	Mar. 31 2006 (e)
Interest-bearing Debt	892.8	754.0	643.8	699.8	(-) 193.0	710.0
Shareholders' Equity	181.5	233.7	353.4	453.8	(+) 272.3	454.0
Debt to Equity Ratio	4.92	3.23	1.82	1.54	(-) 3.38	1.56

<6> Capital Expenditure and Depreciation

(Billions of Yen)

	FY2005 3Q (9months)	FY2005 (e)	FY2004
Capital expenditure	42.6	78.2	47.3
Depreciation and Amortization	33.3	44.8	47.7
Difference	(+) 9.3	(+) 33.4	(-) 0.4

(1) Capital expenditure by segments

(Billions of Yen)

	FY2005 3Q (9months)	FY2005 (e)	FY2004
Petroleum	27.4	46.5	30.0
Resources & Non-ferrous Metals	7.8	13.6	7.0
Electronic Materials	4.0	8.6	5.1
Metal Fabrication	2.9	9.1	3.7
Others	0.3	0.4	1.5
Total	42.6	78.2	47.3

(2) Depreciation and Amortization by segments

(Billions of Yen)

	FY2005 3Q (9months)	FY2005 (e)	FY2004
Petroleum	22.5	30.0	31.0
Resources & Non-ferrous Metals	4.9	6.6	7.0
Electronic Materials	3.7	5.2	5.9
Metal Fabrication	1.9	2.7	2.6
Others	0.3	0.3	1.2
Total	33.3	44.8	47.7

<7> Number of Employees

	March 31 2004	March 31 2005	September 30 2005
Petroleum	4,254	4,180	4,286
Resources & Non-ferrous Metals	1,471	1,447	1,416
Electronic Materials	1,622	1,512	1,492
Metal Fabrication	1,149	1,161	1,229
Others	1,362	974	1,036
Total	9,858	9,274	9,459

File No.82-34805

Exhibit 11

Information Release

Changes in the Management

··· Tokyo, February 22, 2006 ···

Nippon Mining Holdings, Inc. announces today changes in the management of Nippon Mining Holdings and its subsidiaries, as described below.

	New title	Current title	
Mr. Akihiko Nomiyama	Special advisor, Nippon Mining Holdings	Chairman and representative director, Nippon Mining Holdings	Effective June 27, 2006
Mr. Yasuyuki Shimizu	Chairman and representative director, Nippon Mining Holdings	President and representative director, Nippon Mining Holdings	Effective June 27, 2006
Mr. Mitsunori Takahagi	President and representative director, Nippon Mining Holdings	President and representative director, Japan Energy	Effective June 27, 2006
Mr. Isao Matsushita	President and representative director, Japan Energy	Director Senior executive corporate officer, Japan Energy	Effective June 26, 2006
Mr. Masanori Okada	President and representative director, (newly established*) Nippon Mining & Metals	President and representative director, Nippon Mining & Metals	Effective April 1, 2006

* (3 metal-related group companies (Nippon Mining & Metals, Nikko Materials, and Nikko Metal Manufacturing) will be integrated into one company, newly established Nippon Mining & Metals, on April 1, 2006.)

These changes will become effective upon approval of the Board of Directors Meetings and Shareholders Meetings of each company.

<Information contact>

Yokokoji, Hori, Takamoto, Hanashima, PR Dept. of Nippon Mining Holdings

Telephone:81-3-5573-5123

E-mail: ask@shinnikko-hd.co.jp

(Newly appointed Chairman, Nippon Mining Holdings)

Yasuyuki Shimizu

Born on 24 November 1938 in Mie Prefecture, Japan.

In March 1961, graduated from Faculty of Law, the University of Tokyo.
In April 1961 joined Nippon Mining Co., Ltd (current Nippon Mining Holdings Inc.).

May 1980
General Manager, Corporate Coordination & Control Department, Corporate Management Group

April 1985
General Manager, Administrative Department, Planning & Development Division

December 1987
General Manager, Finance Department

November 1988
Vice-President, Gould Inc. (current Nikko Materials USA, Inc.)

June 1989
Director, Nippon Mining

In 1992 Nippon Mining & Metals was established, operating Nippon Mining's metal business. And in the same year Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd to create Nikko Kyodo, which changed its name to Japan Energy Corporation in 1993.

June 1995
Managing Director, Nippon Mining & Metals, in charge of Administration Dept.

April 1999
Vice-President and Representative Director

September 2002
Chairman and Representative Director
(taking office in Toho Titanium Co., Ltd. as President for two years from 2000)

In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named Nippon Mining Holdings, Inc.

June 2003
President and Representative Director, Nippon Mining Holdings

June 2006
Chairman and Representative Director

(Newly appointed President, Nippon Mining Holdings)

Mitsunori Takahagi

Born on 3 December 1940 in Kanagawa Prefecture, Japan.
In March 1964, graduated from Faculty of Law, Hitotsubashi University.
In April 1964, joined Nippon Mining Co., Ltd. (current Nippon Mining Holdings Inc.)

July 1988
General Manager, Products Export Department, Petroleum Group

June 1989
General Manager, Marketing Department, Petroleum Group

June 1991
Deputy General Manager, Chita Oil Refinery

(In 1992 Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd to create Nikko Kyodo, which changed its name to Japan Energy Corporation in 1993.)

June 1994
Director, in charge of Industry Energy Department

June 1996
Director, General Manager of Osaka Branch Office

June 1998
Managing Director, General Manager of Tokyo Branch Office

June 1999
Director, Executive Corporate Officer, General Manager of Managerial Staff Group

June 2001
Director, Senior Executive Corporate Officer

April 2002
President and Representative Director

(In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named Nippon Mining Holdings, Inc.)

September 2002
President and Representative Director, Japan Energy
Director, Nippon Mining Holdings

June 2006
President and Representative Director, Nippon Mining Holdings

(Newly appointed President, Japan Energy)

Isao Matsushita

Born on 3 April 1947 in Shizuoka Prefecture, Japan.

In March 1970, graduated from Faculty of Education, the University of Tokyo.
In April 1970 joined Nippon Mining Co., Ltd (current Nippon Mining Holdings Inc.).

July 1989
Deputy General Manager, Marketing Department, Petroleum Group

(In 1992 Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd to create Nikko Kyodo, which changed its name to Japan Energy Corporation in 1993.)

April 1994
General Manager, Beijing Office

June 1996
General Manager, Petroleum Overseas Department

June 1998
General Manager, Finance Department

April 2001
Corporate Officer, Deputy General Manager of Managerial Staff Group

(In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named Nippon Mining Holdings, Inc.)

September 2002
Director, Nippon Mining Holdings, in charge of finance

April 2004
Executive Corporate Officer, Japan Energy, in charge of Supply Coordination Department, Logistics Department, and Crude Oil & Products Acquisition Department

July 2004
Director, Executive Corporate Officer

April 2005
Director, Senior Executive Corporate Officer, in charge of Marketing Planning Department, Sales Department, Commercial Sales Department, Petroleum Retail Marketing Department and LP Gas Department

June 2006
President and Representative Director
Director, Nippon Mining Holdings

(Newly appointed President, Nippon Mining & Metals)

Masanori Okada

Born on 27 September 1946 in Tokyo, Japan.
In March 1970, graduated from Faculty of Economics, Hitotsubashi University.
In April 1970, joined Nippon Mining Co., Ltd. (current Nippon Mining Holdings Inc.)

(In November 1992, Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd. into the new entity named Japan Energy Corporation.)

June 1995
General Manager, Copper Foil Marketing Department, Electronic Materials Division of Japan Energy Corporation.

June 1997
General Manager, Planning Department, Electronic Materials Division

June 1998
General Manager, Coordination Department, Electronic Materials Division

April 2001
Corporate Officer, in charge of Electronic Materials Division

June 2002
President and Representative Director, Nikko Materials Co., Ltd.
(Electronics Materials Division of Japan Energy was integrated into Nikko Materials after some organizational changes.)

(In September 2002, Japan Energy and Nippon Mining & Metals established a holding company named Nippon Mining Holdings, Inc.)

September 2002
President and Representative Director, Nikko Materials
Director, Nippon Mining Holdings

June 2005
President and Representative Director, Nippon Mining & Metals
Director, Nippon Mining Holdings

April 2006
President and Representative Director, newly established Nippon Mining & Metals
Director, Nippon Mining Holdings